Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q3 2025
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Brookfield Corporation (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 26.6% economic interest in Brookfield Infrastructure on a fully exchanged basis. Brookfield Infrastructure has appointed Brookfield as its Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	7	$2,613	$2,071
Financial assets	7	729	669
Accounts receivable and other	7	5,650	4,455
Inventory		583	454
Assets classified as held for sale	4	2,301	1,958
Current assets		11,876	9,607
Property, plant and equipment	8	62,592	50,847
Intangible assets	9	17,930	14,521
Investments in associates and joint ventures	10	5,275	5,672
Investment properties		2,666	5,063
Goodwill	6	18,795	14,101
Financial assets	7	497	726
Other assets		4,540	3,933
Deferred income tax asset		128	120
Total assets		$124,299	$104,590

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7	$6,721	$5,758
Corporate borrowings	7,11	1,100	850
Non-recourse borrowings	7,11	4,281	2,838
Financial liabilities	7	384	248
Liabilities directly associated with assets classified as held for sale	4	1,502	1,209
Current liabilities		13,988	10,903
Corporate borrowings	7,11	4,163	3,692
Non-recourse borrowings	7,11	52,374	43,714
Financial liabilities(1)	7	3,135	2,532
Other liabilities		6,708	6,209
Deferred income tax liability		9,443	7,667
Preferred shares	7	20	20
Total liabilities		89,831	74,737

Partnership capital
Limited partners	16	4,512	4,704
General partner	16	23	27
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	16	1,855	1,926
BIPC exchangeable shares and class A.2 exchangeable shares	16	1,291	1,355
Exchangeable units(2)	16	53	62
Perpetual subordinated notes	16	293	293
Interest of others in operating subsidiaries		25,619	20,568
Preferred unitholders	16	822	918
Total partnership capital		34,468	29,853
Total liabilities and partnership capital		$124,299	$104,590
1.$1.8 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2025	2024	2025	2024
Revenues	14	$5,975	$5,270	$16,796	$15,595
Direct operating costs	8,9,15	(4,416)	(3,897)	(12,375)	(11,685)
General and administrative expenses		(107)	(113)	(312)	(302)
		1,452	1,260	4,109	3,608
Interest expense		(1,014)	(873)	(2,822)	(2,493)
Share of earnings from investments in associates and joint ventures	10	437	56	548	192
Mark-to-market losses	7	(158)	(23)	(423)	(61)
Other income (expense)		320	(107)	712	158
Income before income tax		1,037	313	2,124	1,404
Income tax (expense) recovery
Current		(173)	(135)	(564)	(429)
Deferred		(114)	56	(32)	257
Net income		$750	$234	$1,528	$1,232

Attributable to:
Limited partners		$210	$(73)	$230	$(55)
General partner		81	73	241	220
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		87	(30)	96	(23)
BIPC exchangeable shares and class A.2 exchangeable shares		60	(21)	65	(16)
Exchangeable units(1)		2	(1)	2	—
Interest of others in operating subsidiaries		310	286	894	1,106
Basic and diluted income (loss) per limited partner unit:	16	$0.44	$(0.18)	$0.45	$(0.18)
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q3 2025 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2025	2024	2025	2024
Net income		$750	$234	$1,528	$1,232
Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of asset retirement obligation		(1)	(1)	2	(14)
Unrealized actuarial gains (losses)		2	3	(5)	37
Taxes on the above items		—	(1)	1	(7)
Share of income (losses) from investments in associates and joint ventures	10	3	1	2	(2)
		4	2	—	14
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(192)	610	1,614	24
Cash flow hedge	7	10	(520)	(321)	(331)
Net investment hedge	7	29	(22)	(158)	(4)
Taxes on the above items		4	97	82	99
Share of income (losses) from investments in associates and joint ventures	10	58	(161)	(364)	(35)
		(91)	4	853	(247)
Total other comprehensive (loss) income		(87)	6	853	(233)
Comprehensive income		$663	$240	$2,381	$999

Attributable to:
Limited partners		$268	$(58)	$433	$(98)
General partner		81	73	241	220
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		110	(24)	178	(41)
BIPC exchangeable shares and class A.2 exchangeable shares		77	(17)	124	(29)
Exchangeable units(1)		3	(1)	5	—
Interest of others in operating subsidiaries		124	267	1,400	947
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED September 30, 2025 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest –Exchangeable units(5)	Non-controlling interest – in operating subsidiaries(6)	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at June 30, 2025	$6,203	$(4,342)	$1,707	$877	$4,445	$23	$1,830	$1,273	$54	$20,909	$293	$822	$29,649
Net income	—	210	—	—	210	81	87	60	2	310	—	—	750
Other comprehensive income (loss)	—	—	—	58	58	—	23	17	1	(186)	—	—	(87)
Comprehensive income	—	210	—	58	268	81	110	77	3	124	—	—	663
Unit issuance(2)	3	—	—	—	3	—	—	—	—	—	—	—	3
Partnership distributions(3)	—	(198)	—	—	(198)	(81)	(82)	(57)	(2)	—	—	—	(420)
Partnership preferred distributions(3)	—	(8)	—	—	(8)	—	(4)	(3)	—	—	—	—	(15)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	5,940	—	—	5,940
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,045)	—	—	(1,045)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(314)	—	—	(314)
Other items(2)	1	14	—	(13)	2	—	1	1	(2)	5	—	—	7
Balance as at September 30, 2025	$6,207	$(4,324)	$1,707	$922	$4,512	$23	$1,855	$1,291	$53	$25,619	$293	$822	$34,468

1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Refer to Note 6, Acquisition of Businesses.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
6.$1.8 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.

The accompanying notes are an integral part of the financial statements.
Q3 2025 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED September 30, 2024 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(5)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at June 30, 2024	$6,204	$(3,622)	$1,698	$618	$4,898	$27	$2,011	$1,411	$66	$20,485	$293	$918	$30,109
Net (loss) income	—	(73)	—	—	(73)	73	(30)	(21)	(1)	286	—	—	234
Other comprehensive income (loss)	—	—		15	15	—	6	4	—	(19)	—	—	6
Comprehensive (loss) income	—	(73)	—	15	(58)	73	(24)	(17)	(1)	267	—	—	240
Unit issuance(2)	3	—	—	—	3	—	—	—	—	—	—	—	3
Partnership distributions(3)	—	(187)	—	—	(187)	(74)	(78)	(53)	(2)	—	—	—	(394)
Partnership preferred distributions(3)	—	(10)	—	—	(10)	—	(4)	(3)	—	—	—	—	(17)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	370	—	—	370
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(468)	—	—	(468)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(324)	—	—	(324)
Other items(2),(4)	—	(5)	—	—	(5)	—	(2)	—	(1)	(4)	—	—	(12)
Balance as at September 30, 2024	$6,207	$(3,897)	$1,698	$633	$4,641	$26	$1,903	$1,338	$62	$20,326	$293	$918	$29,507
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Refer to Note 6, Acquisition of Businesses.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE NINE-MONTH PERIOD ENDED September 30, 2025 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest –Exchangeable units(5)	Non-controlling interest – in operating subsidiaries(6)	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2024	$6,210	$(3,982)	$1,698	$778	$4,704	$27	$1,926	$1,355	$62	$20,568	$293	$918	$29,853
Net income	—	230	—	—	230	241	96	65	2	894	—	—	1,528
Other comprehensive income	—	—	—	203	203	—	82	59	3	506	—	—	853
Comprehensive income	—	230	—	203	433	241	178	124	5	1,400	—	—	2,381
Unit issuance(2)	8	—	—	—	8	—	—	—	—	—	—	—	8
Unit repurchases(2)	(14)	(15)	—	—	(29)	—	—	—	—	—	—	—	(29)
Partnership distributions(3)	—	(595)	—	—	(595)	(243)	(246)	(171)	(6)	—	—	—	(1,261)
Partnership preferred distributions(3)	—	(26)	—	—	(26)	—	(12)	(9)	—	—	—	—	(47)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	6,432	—	—	6,432
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,717)	—	—	(1,717)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,069)	—	—	(1,069)
Preferred units redeemed(2)	—	—	—	—	—	—	—	—	—	—	—	(96)	(96)
Other items(2)	3	64	9	(59)	17	(2)	9	(8)	(8)	5	—	—	13
Balance as at September 30, 2025	$6,207	$(4,324)	$1,707	$922	$4,512	$23	$1,855	$1,291	$53	$25,619	$293	$822	$34,468
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Refer to Note 6, Acquisition of Businesses.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
6.$1.8 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.

The accompanying notes are an integral part of the financial statements.
Q3 2025 INTERIM REPORT 7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE NINE-MONTH PERIOD ENDED September 30, 2024 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(6)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2023	$6,196	$(3,246)	$1,695	$676	$5,321	$28	$2,190	$1,533	$72	$23,661	$293	$918	$34,016
Net (loss) income	—	(55)	—	—	(55)	220	(23)	(16)	—	1,106	—	—	1,232
Other comprehensive loss	—	—	—	(43)	(43)	—	(18)	(13)	—	(159)	—	—	(233)
Comprehensive (loss) income	—	(55)	—	(43)	(98)	220	(41)	(29)	—	947	—	—	999
Unit issuance(2)	9	—	—	—	9	—	—	—	—	—	—	—	9
Partnership distributions(3)	—	(561)	—	—	(561)	(222)	(234)	(159)	(6)	—	—	—	(1,182)
Partnership preferred distributions(3)	—	(30)	—	—	(30)	—	(12)	(9)	—	—	—	—	(51)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	370	—	—	370
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(2,573)	—	—	(2,573)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,463)	—	—	(1,463)
Other items(2),(5)	2	(5)	3	—	—	—	—	2	(4)	(616)	—	—	(618)
Balance as at September 30, 2024	$6,207	$(3,897)	$1,698	$633	$4,641	$26	$1,903	$1,338	$62	$20,326	$293	$918	$29,507
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Refer to Note 6, Acquisition of Businesses.
5.Principally comprised of the deconsolidation of our non-controlling interest in our Peruvian toll road operation. Refer to Note 19, Related Party Transactions.
6.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2025	2024	2025	2024
Operating Activities
Net income		$750	$234	$1,528	$1,232
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	10	93	22	321	24
Depreciation and amortization expense	8,9,15	1,050	854	2,951	2,672
Mark-to-market, provisions and other	7	(200)	92	(320)	(192)
Deferred income tax expense (recovery)		114	(56)	32	(257)
Changes in non-cash working capital, net		63	48	(585)	(387)
Cash from operating activities		1,870	1,194	3,927	3,092

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	(9,679)	(1,673)	(9,848)	(2,381)
Disposal of subsidiaries, net of cash disposed	5	1,719	—	2,150	77
Investments in associates and joint ventures	10	—	—	—	(350)
Disposal of investments in associates and joint ventures	10	775	—	1,449	—
Purchase of long-lived assets	8,9	(2,105)	(1,158)	(3,995)	(3,720)
Disposal of long-lived assets	8,9	61	293	193	510
Purchase of financial assets		(189)	(125)	(227)	(512)
Sale of financial assets		—	371	264	875
Net settlement of foreign exchange hedging items	7	(29)	(13)	(47)	(22)
Other investing activities(1)	19	(692)	(4)	(642)	(132)
Cash used by investing activities		(10,139)	(2,309)	(10,703)	(5,655)

Financing Activities
Distributions to general partner	17	(81)	(74)	(243)	(222)
Distributions to other unitholders	17	(354)	(337)	(1,065)	(1,011)
Subsidiary distributions to non-controlling interest		(314)	(324)	(1,069)	(993)
Capital provided by non-controlling interest		5,089	183	4,573	(1,922)
Proceeds from corporate borrowings	11	500	—	678	153
Repayment of corporate borrowings	11	—	—	—	(531)
Net (repayment) proceeds from commercial paper program	11	(45)	(8)	250	(11)
Proceeds from corporate credit facility	11	498	297	2,414	2,431
Repayment of corporate credit facility	11	(611)	(252)	(2,714)	(1,743)
Proceeds from non-recourse borrowings	11	6,285	7,784	11,151	19,614
Repayment of non-recourse borrowings	11	(1,967)	(5,533)	(5,762)	(12,405)
Preferred units redeemed	16	—	—	(90)	—
Partnership units repurchased, net of costs and issuances	16	3	3	(21)	9
Lease liability repaid		(148)	(89)	(378)	(317)
Other financing activities		(263)	(280)	(429)	(701)
Cash from financing activities		8,592	1,370	7,295	2,351

Cash and cash equivalents
Change during the period		323	255	519	(212)
Cash reclassified as assets held for sale		(34)	—	(62)	—
Impact of foreign exchange on cash and other		(18)	21	85	(43)
Balance, beginning of period		2,342	1,326	2,071	1,857
Balance, end of period		$2,613	$1,602	$2,613	$1,602
1.Other investing activities for the nine-months ended September 30 2024, include the removal of cash on hand at our Peruvian toll road operation of $104 million following the deconsolidation of our Peruvian toll road operations. Please refer to Note 18 Related Party Transactions for further details.

The accompanying notes are an integral part of the financial statements.
Q3 2025 INTERIM REPORT 9

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in the Americas, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Corporation (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 3, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.B”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,”, “Series 3 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units, Series 14, in our partnership, respectively.
On December 24, 2024, the partnership, Brookfield Infrastructure Holdings Corporation (“BIHC”) and BIPC completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with IAS 34, Interim Financial Reporting, (“IAS 34”) under the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS” and “IFRS Accounting Standards”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2024. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year-ended December 31, 2024, are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on November 13, 2025.
b) Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements as of and for the year ended December 31, 2024. As disclosed in our 2024 annual consolidated financial statements, our partnership uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.

10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO includes income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$720	$609	$409	$296	$—	$2,034	$(453)	$4,394	$5,975
Costs attributed to revenues(2)	(389)	(214)	(172)	(85)	—	(860)	124	(2,630)	(3,366)
General and administrative expenses	—	—	—	—	(107)	(107)	—	—	(107)
Other (expense) income	(28)	(9)	2	4	55	24	(38)	(56)	(70)
Interest expense	(113)	(100)	(83)	(77)	(64)	(437)	93	(670)	(1,014)
FFO	190	286	156	138	(116)	654
Depreciation and amortization expense						(453)	122	(719)	(1,050)
Deferred taxes						1	(9)	(106)	(114)
Mark-to-market and other						238	(267)	88	59
Share of earnings from associates						—	428	9	437
Net income attributable to non-controlling interest						—	—	(310)	(310)
Net income attributable to partnership(3)						$440	$—	$—	$440

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$669	$640	$396	$226	$—	$1,931	$(506)	$3,845	$5,270
Costs attributed to revenues(2)	(357)	(223)	(158)	(75)	—	(813)	155	(2,385)	(3,043)
General and administrative expenses	—	—	—	—	(113)	(113)	—	—	(113)
Other (expense) income	(26)	(3)	(3)	1	52	21	11	(74)	(42)
Interest expense	(98)	(106)	(88)	(67)	(68)	(427)	102	(548)	(873)
FFO	188	308	147	85	(129)	599
Depreciation and amortization expense						(412)	126	(568)	(854)
Deferred taxes						7	6	43	56
Mark-to-market and other						(246)	50	(27)	(223)
Share of earnings from associates						—	56	—	56
Net income attributable to non-controlling interest						—	—	(286)	(286)
Net loss attributable to partnership(3)						$(52)	$—	$—	$(52)

Q3 2025 INTERIM REPORT 11

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$2,080	$1,808	$1,219	$808	$—	$5,915	$(1,399)	$12,280	$16,796
Costs attributed to revenues(2)	(1,107)	(610)	(479)	(250)	—	(2,446)	381	(7,359)	(9,424)
General and administrative expenses	—	—	—	—	(312)	(312)	—	—	(312)
Other (expense) income	(90)	(26)	(10)	16	163	53	(21)	(284)	(252)
Interest expense	(314)	(294)	(248)	(221)	(195)	(1,272)	283	(1,833)	(2,822)
FFO	569	878	482	353	(344)	1,938
Depreciation and amortization expense						(1,299)	356	(2,008)	(2,951)
Deferred taxes						34	(31)	(35)	(32)
Mark-to-market and other						(39)	(96)	112	(23)
Share of earnings from associates						—	527	21	548
Net income attributable to non-controlling interest						—	—	(894)	(894)
Net income attributable to partnership(3)						$634	$—	$—	$634

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$1,986	$1,904	$1,246	$648	$—	$5,784	$(1,491)	$11,302	$15,595
Costs attributed to revenues(2)	(1,051)	(661)	(525)	(228)	—	(2,465)	446	(6,994)	(9,013)
General and administrative expenses	—	—	—	—	(302)	(302)	—	—	(302)
Other (expense) income	(93)	(17)	(8)	8	146	36	44	(251)	(171)
Interest expense	(284)	(297)	(253)	(197)	(200)	(1,231)	293	(1,555)	(2,493)
FFO	558	929	460	231	(356)	1,822
Depreciation and amortization expense						(1,252)	350	(1,770)	(2,672)
Deferred taxes						28	2	227	257
Mark-to-market and other						(472)	164	147	(161)
Share of earnings from associates						—	192	—	192
Net income attributable to non-controlling interest						—	—	(1,106)	(1,106)
Net income attributable to partnership(3)						$126	$—	$—	$126
1.The above tables reconcile Brookfield Infrastructure’s share of results to our partnership’s unaudited interim condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
2.Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 15, Direct Operating Costs, for further details.
3.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
AS OF SEPTEMBER 30, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$9,465	$10,854	$9,937	$12,823	$(3,253)	$39,826	$(8,340)	$81,976	$10,837	$124,299

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$8,911	$11,720	$9,658	$9,358	$(2,731)	$36,916	$(7,534)	$66,461	$8,747	$104,590
1.The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented based on our partnership’s share of total assets, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment, respectively. The above table reconciles Brookfield Infrastructure’s share of total assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.
Q3 2025 INTERIM REPORT 13

4. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In the third quarter of 2025, Brookfield Infrastructure agreed to the sale of a 34% interest in its U.K. ports operation for proceeds of $427 million to the partnership (U.K. ports operation consortium - 62% or $780 million), with an implied 100% transaction value of $1.3 billion. Following the sale, our partnership will retain a 25% interest as an investment in associate and deconsolidate the business from our consolidated financial statements. As a result, the assets and liabilities of the business were classified as held for sale as at September 30, 2025. Subsequent to September 30, 2025, Brookfield Infrastructure completed the sale.
Additionally, our U.K. rail operation agreed to the sale of its interest in a subsidiary. As a result, the assets and liabilities of the subsidiary were classified as held for sale as at September 30, 2025.
The major classes of assets and liabilities of the businesses classified as held for sale are as follows:

US$ MILLIONS	September 30, 2025
Assets
Cash and cash equivalents	$10
Accounts receivable and other current assets	199
Property, plant and equipment	1,240
Intangible assets	491
Investment Properties	301
Other non-current assets	60
Total assets classified as held for sale	$2,301

Liabilities
Accounts payable and other liabilities	$374
Deferred income tax liability	282
Non-recourse borrowings	846
Total liabilities directly associated with assets classified as held for sale	1,502
Net assets classified as held for sale	$799
14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

5. DISPOSITION OF BUSINESSES
Dispositions Completed in 2025
a) Partial Disposition of our Indian Gas Transmission Operation
During the third quarter of 2025, our partnership sold a portion of its interest in our Indian gas transmission operation. The sale resulted in net proceeds of approximately $55 million to the partnership (Indian gas transmission operation consortium of approximately $205 million). Our partnership recognized a gain on sale of approximately $7 million directly in equity in the Consolidated Statement of Partnership Capital.
b) Disposition of a subsidiary of our European hyperscale data center platform
During the third quarter of 2025, our European hyperscale data center platform sold a 90% interest in a portfolio of stabilized data center assets for net proceeds of approximately $310 million (European hyperscale data center platform consortium of approximately $1.7 billion). As a result of the transaction, our partnership recognized a gain of approximately $25 million (European hyperscale data center platform consortium of approximately $160 million) in other income (expense) on the Consolidated Statement of Operating Results. Upon disposition of its 90% interest in the subsidiary, our European hyperscale data center platform retained a 10% interest as an investment in associate.
c) Disposition of a subsidiary of our Global Intermodal Logistics Operation
During the first quarter of 2025, our global intermodal logistics operation sold a 33% interest in a stabilized container subsidiary for net proceeds of approximately $120 million (global intermodal logistics operation consortium of approximately $440 million). Our partnership recognized a gain on sale of approximately $50 million (global intermodal logistics operation consortium of approximately $190 million) in other income (expense) on the Consolidated Statement of Operating Results. Our global intermodal logistics operation recognized its retained interest in the subsidiary as an investment in associate.
In the third quarter of 2025, our global intermodal logistics operation sold an additional 33% interest in a stabilized container portfolio. Refer to Note 10, Investments in Associates and Joint Ventures, for more details.
Dispositions Completed Subsequent to September 30, 2025
a) Partial disposition of our North American gas storage platform
On October 15, 2025, Brookfield Infrastructure completed the initial public offering (“IPO”) of our North American gas storage platform for proceeds of approximately $230 million (North American gas storage platform consortium of approximately $580 million or C$810 million). As a result of the IPO, our partnership partially sold down its interest in the business from approximately 40% to approximately 30% and will continue to consolidate the business following the sale.
Dispositions Completed in 2024
a) Disposition of a subsidiary of our Australian port operation
During the first and second quarters of 2024, our Australian port operation sold interests in several of its subsidiaries. The sales resulted in net proceeds of approximately $20 million (Australian port operation consortium of approximately $75 million). Our partnership recognized a gain on sale of approximately $6 million (Australian port operation consortium total of approximately $25 million) in other income (expense) on the Consolidated Statement of Operating Results.
Q3 2025 INTERIM REPORT 15

6. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2025
(a) Acquisition of U.S. Fiber network
On September 3, 2025, Brookfield Infrastructure, alongside institutional partners (the “Hotwire consortium”), completed the acquisition of Hotwire Communications (“Hotwire”), a leading provider of bulk fiber-to-the home services in key growing markets in the U.S. for total consideration of $0.8 billion (Hotwire consortium - $3.9 billion). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 3, 2025, with the partnership having an effective 20% interest. Acquisition costs of approximately $12 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$808
Total consideration	$808
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$307
Accounts receivable and other	351
Property, plant and equipment	2,266
Intangible assets	2,010
Goodwill	2,376
Accounts payable and other liabilities	(450)
Non-recourse borrowings	(2,913)
Net assets acquired before non-controlling interest	3,947
Non-controlling interest(2)	(3,139)
Net assets acquired	$808
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of acquisition.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, including those classified as financial liabilities, measured at fair value at the acquisition date.
The partnership acquired property, plant, and equipment of $2.3 billion. The property, plant and equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. Additionally, the partnership acquired $2 billion of intangible assets, primarily composed of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model and have an estimated useful life of up to 25 years.
The goodwill recorded on acquisition is largely reflective of potential capacity and customer growth. The goodwill recognized is not deductible for income tax purposes.

16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(b) Acquisition of U.S. Pipeline System
On July 31, 2025, Brookfield Infrastructure, alongside institutional partners (the “Colonial consortium”), completed the acquisition of Colonial Enterprises Inc (“Colonial”), the largest refined products pipeline system in the U.S. for total consideration of $0.9 billion (Colonial consortium - $6.2 billion). The partnership contributed approximately $0.5 billion of equity capital (Colonial consortium - $3.4 billion), with the balance funded through acquisition debt. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective July 31, 2025, with the partnership having an effective 15% interest. Acquisition costs of approximately $43 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$920
Total consideration	$920
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$110
Accounts receivable and other	451
Property, plant and equipment	8,874
Goodwill	1,971
Accounts payable and other liabilities	(503)
Lease liabilities	(21)
Non-recourse borrowings	(2,686)
Deferred income tax liabilities	(1,971)
Net assets acquired before non-controlling interest	6,225
Non-controlling interest(2)	(5,305)
Net assets acquired	$920
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, deferred income taxes and the resulting impact to goodwill as at the date of acquisition.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The partnership acquired property, plant, and equipment of $8.9 billion. The property, plant and equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life.

Q3 2025 INTERIM REPORT 17

(c) Acquisition of Brazilian electricity transmission operation
On April 29, 2025, Brookfield Infrastructure, alongside institutional partners (the “Mantiqueira consortium”), exercised its option to acquire an additional 15% interest in Mantiqueira Transmissora de Energia S.A. (“Mantiqueira”), a Brazilian electricity transmission operation, for $45 million (Mantiqueira consortium - $145 million), increasing Brookfield Infrastructure’s effective ownership in Mantiqueira to 31% (Mantiqueira consortium total of 100%). Prior to April 29, 2025, our partnership’s existing interest in Mantiqueira was accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$45
Pre-existing interest in businesses	134
Total consideration	$179
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$67
Accounts receivable and other	40
Intangible assets	1,330
Goodwill	54
Accounts payable and other liabilities	(144)
Non-recourse borrowings	(563)
Deferred income tax liabilities	(201)
Net assets acquired before non-controlling interest	583
Non-controlling interest(2)	(404)
Net assets acquired	$179
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets and deferred income taxes as at the date of the acquisition.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(d) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed in 2025:
Consideration Transferred:

US$ MILLIONS
Cash	$160
Contingent consideration	17
Total consideration	$177
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$17
Accounts receivable and other	65
Property, plant and equipment	214
Intangible assets	50
Goodwill	114
Accounts payable and other liabilities	(38)
Lease liabilities	(58)
Non-recourse borrowings	(75)
Deferred income tax liabilities	(21)
Net assets acquired before non-controlling interest	268
Non-controlling interest(2)	(91)
Net assets acquired	$177
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets and the resulting impact to goodwill as at the date of the acquisition.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

Supplemental Information
Had the acquisitions of Mantiqueira, Colonial, and Hotwire been effective January 1, 2025, the revenue and net income of Brookfield Infrastructure would have increased by approximately $1.7 billion and $0.1 billion, respectively, for the nine-months ended September 30, 2025.

Q3 2025 INTERIM REPORT 19

Acquisitions Completed in 2024
(a) Acquisition of Brazilian electricity transmission operation
On December 23, 2024, Brookfield Infrastructure, alongside institutional partners (the “Chimarrão consortium”), exercised its option to acquire an additional 15% interest in Chimarrão Transmissora de Energia S.A. (“Chimarrão”), a Brazilian electricity transmission operation, for $22 million (Chimarrão consortium - $72 million), increasing Brookfield Infrastructure’s effective ownership in Chimarrão to 31% (Chimarrão consortium total of 100%). Prior to December 23, 2024, our partnership’s existing interest in Chimarrão was accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$22
Pre-existing interest in businesses	33
Total consideration	$55
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$11
Accounts receivable and other	22
Intangible assets	619
Accounts payable and other liabilities	(52)
Non-recourse borrowings	(359)
Deferred income tax liabilities	(63)
Net assets acquired before non-controlling interest	178
Non-controlling interest(1)	(123)
Net assets acquired	$55
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(b) Acquisition of an Indian telecom tower operation
On September 12, 2024, Brookfield Infrastructure, alongside institutional partners (the “ATC India consortium”), completed the acquisition of ATC Telecom Infrastructure Private Limited (“ATC India”), an Indian telecom tower operation for total consideration of approximately $2.0 billion. The partnership contributed approximately $140 million of equity capital (ATC India consortium - $0.8 billion), with the balance funded through acquisition debt. The portfolio will operate alongside our existing telecom tower operations in India with the partnership holding an effective 16% interest in ATC India. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 12, 2024. Acquisition costs of approximately $5 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$2,041
Total consideration	$2,041
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$368
Accounts receivable and other	415
Property, plant and equipment	1,785
Intangible assets	582
Goodwill	294
Accounts payable and other liabilities	(344)
Lease liabilities	(778)
Non-recourse borrowings	(119)
Deferred income tax liabilities	(162)
Net assets acquired	$2,041
The partnership acquired property, plant, and equipment of $1.8 billion, including $0.8 billion of remeasured lease assets. The property, plant and equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. The remeasured lease assets were valued based on the present value of future lease payments over the remaining lease term, with key inputs of lease term, lease payments and discount rate. Additionally, the partnership acquired $0.6 billion of intangible assets, primarily composed of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model and have an estimated useful life of 20 years.
The goodwill recorded on acquisition is largely reflective of potential to achieve growth over time, supported by underlying growth and expansion of the services we provide and markets we operate in. The goodwill recognized is not deductible for income tax purposes.
Q3 2025 INTERIM REPORT 21

(c) Acquisition of a North American Retail Colocation Data Center Business
On January 12, 2024, Brookfield Infrastructure, through our North American retail colocation data center operation subsidiary, completed the acquisition of Cyxtera Technologies Inc. (“Cyxtera”) for $0.8 billion. Brookfield Infrastructure consolidated the entity effective January 12, 2024, with the partnership having an effective 29% interest in Cyxtera through our existing interest in our North American retail colocation data center operation. Upon closing of the acquisition, Brookfield Infrastructure recorded a bargain purchase gain of $0.6 billion ($0.2 billion to the partnership) in other income (expense) within the Consolidated Statement of Operating Results, as the net assets acquired of $1.4 billion exceeded the purchase price of $0.8 billion. Acquisition costs of approximately $50 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$803
Total consideration	$803
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$14
Accounts receivable and other	140
Property, plant and equipment	2,334
Intangible assets	379
Assets held for sale	270
Accounts payable and other liabilities	(248)
Lease liabilities	(1,233)
Liabilities held for sale	(70)
Deferred income tax liabilities	(229)
Net assets acquired	$1,357
Bargain purchase gain	$554
The partnership acquired property, plant and equipment of $2.3 billion, including $0.8 billion of land and equipment, $1.2 billion of remeasured lease assets and $0.3 billion of favourable lease assets. The equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. The remeasured lease assets were valued based on the present value of future lease payments over the lease term, with key inputs of lease term, lease payments and discount rate. The favourable lease assets were valued based on the difference between the contractual lease terms and market terms, key inputs include market rent rates, rental growth rate and discount rate. Additionally, the partnership acquired $0.4 billion of intangible assets, primarily composed of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model.
Supplemental Information
Had the acquisitions of Chimarrão, ATC India, and Cyxtera been effective January 1, 2024, the revenue and net income of Brookfield Infrastructure would have increased by approximately $850 million and $110 million, respectively, for the year ended December 31, 2024.

22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at September 30, 2025:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,613	$2,613
Accounts receivable and other	—	—	8,701	8,701
Financial assets (current and non-current)(1)	795	30	401	1,226
Total	$795	$30	$11,715	$12,540

Financial liabilities
Corporate borrowings	$—	$—	$5,263	$5,263
Non-recourse borrowings (current and non-current)	—	—	56,655	56,655
Accounts payable and other	—	—	4,596	4,596
Financial liabilities (current and non-current)(1)	756	—	2,763	3,519
Lease liabilities	—	—	4,758	4,758
Preferred shares(2)	—	—	20	20
Total	$756	$—	$74,055	$74,811
1.Derivative instruments which are elected for hedge accounting totaling $224 million are included in financial assets and $578 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to subsidiaries of Brookfield.
Q3 2025 INTERIM REPORT 23

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2024:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,071	$2,071
Accounts receivable and other	—	—	7,130	7,130
Financial assets (current and non-current)(1)	1,214	25	156	1,395
Total	$1,214	$25	$9,357	$10,596

Financial liabilities
Corporate borrowings	$—	$—	$4,542	$4,542
Non-recourse borrowings (current and non-current)	—	—	46,552	46,552
Accounts payable and other	—	—	4,344	4,344
Financial liabilities (current and non-current)(1)	414	—	2,366	2,780
Lease liabilities	—	—	5,117	5,117
Preferred shares(2)	—	—	20	20
Total	$414	$—	$62,941	$63,355
1.Derivative instruments which are elected for hedge accounting totaling $582 million are included in financial assets and $267 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at September 30, 2025, and December 31, 2024:

	September 30, 2025		December 31, 2024
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$2,613	$2,613	$2,071	$2,071
Accounts receivable and other	8,701	8,701	7,130	7,130
Financial assets (current and non-current)	1,226	1,226	1,395	1,395
Total	$12,540	$12,540	$10,596	$10,596

Financial liabilities
Corporate borrowings(1)	$5,263	$5,302	$4,542	$4,533
Non-recourse borrowings (current and non-current)(2)	56,655	57,577	46,552	46,388
Accounts payable and other	4,596	4,596	4,344	4,344
Financial liabilities (current and non-current)	3,519	3,519	2,780	2,780
Preferred shares(3)	20	20	20	20
Total	$70,053	$71,014	$58,238	$58,065
1.Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
3.$20 million of preferred shares issued to subsidiaries of Brookfield.
24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and nine-month periods ended September 30, 2025, gains of $10 million and losses of $321 million, respectively (2024: losses of $520 million and $331 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of September 30, 2025, there was a net derivative liability balance of $215 million relating to derivative contracts designated as cash flow hedges (December 31, 2024: net derivative asset balance of $312 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and nine-month periods ended September 30, 2025, gains of $29 million and losses of $158 million, respectively (2024: losses of $22 million and $4 million) were recorded in other comprehensive income relating to the hedges of net investments in foreign operations. For the three and nine-month periods ended September 30, 2025, Brookfield Infrastructure paid $11 million and $29 million, respectively (2024: paid $13 million and $22 million) relating to the settlement of foreign exchange contracts in the period. As of September 30, 2025, there was a net unrealized derivative liability balance of $139 million relating to derivative contracts designated as net investment hedges (December 31, 2024: net unrealized derivative asset balance of $3 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:
•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.
•Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities classified as Level 3 include interest rate swap contracts, derivative contracts, and certain equity securities carried at fair value which are not traded in an active market.
Q3 2025 INTERIM REPORT 25

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	September 30, 2025	December 31, 2024
Marketable securities	Level 1(1)	$82	$91
Foreign currency forward contracts	Level 2(2)
Financial asset		$24	$78
Financial liability		153	17
Interest rate swaps & other	Level 2(2)
Financial asset		$368	$671
Financial liability		468	312
Other contracts	Level 3(3)
Financial asset		$351	$399
Financial liability		135	85
1.Valuation technique: Quoted bid prices in an active market.
2.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
3.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and interest rates.
During the three and nine-month periods ended September 30, 2025, no transfers were made between level 1 and 2 or level 2 and 3.
26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total

Balance at December 31, 2023	$8,263	$18,880	$15,405	$9,086	$51,634
Acquisitions through business combinations(1)	—	—	—	4,141	4,141
Additions, net of disposals	480	1,229	626	1,121	3,456
Assets held by subsidiaries disposed during the period	—	(141)	—	—	(141)
Non-cash additions (disposals)	92	(221)	(146)	(303)	(578)
Assets reclassified as held for sale	—	(1,867)	—	—	(1,867)
Net foreign currency exchange differences	(268)	(306)	(1,141)	(230)	(1,945)
Balance at December 31, 2024	$8,567	$17,574	$14,744	$13,815	$54,700
Acquisitions through business combinations(1)	92	—	8,874	2,388	11,354
Additions, net of disposals(2)	390	1,287	605	436	2,718
Assets reclassified as held for sale(3)	—	(1,561)	—	—	(1,561)
Non-cash (disposals) additions	(3)	82	(8)	36	107
Assets held by subsidiaries disposed during the period	—	—	—	(6)	(6)
Net foreign currency exchange differences	421	318	504	(319)	924
Balance at September 30, 2025	$9,467	$17,700	$24,719	$16,350	$68,236

Accumulated depreciation:
Balance at December 31, 2023	$(1,834)	$(2,604)	$(1,538)	$(1,247)	$(7,223)
Depreciation expense	(413)	(1,003)	(629)	(775)	(2,820)
Disposals	74	26	—	15	115
Assets reclassified as held for sale	—	92	—	—	92
Assets held by subsidiaries disposed during the period	—	38	—	—	38
Non-cash disposals	35	39	101	12	187
Net foreign currency exchange differences	70	128	120	33	351
Balance at December 31, 2024	$(2,068)	$(3,284)	$(1,946)	$(1,962)	$(9,260)
Depreciation expense	(323)	(688)	(539)	(736)	(2,286)
Disposals	34	12	—	3	49
Assets held by subsidiaries disposed during the period	—	28	—	2	30
Non-cash disposals	31	21	23	24	99
Assets reclassified as held for sale(3)	—	600	—	—	600
Net foreign currency exchange differences	(84)	(141)	(75)	54	(246)
Balance at September 30, 2025	$(2,410)	$(3,452)	$(2,537)	$(2,615)	$(11,014)

Accumulated fair value adjustments:
Balance at December 31, 2023	$1,907	$1,395	$833	$—	$4,135
Fair value adjustments	119	92	1,204	12	1,427
Net foreign currency exchange differences	(57)	(93)	(4)	—	(154)
Assets held by subsidiaries disposed during the period	—	(1)	—	—	(1)
Balance at December 31, 2024	$1,969	$1,393	$2,033	$12	$5,407
Assets reclassified as held for sale(3)	—	(279)	—	—	(279)
Net foreign currency exchange differences	155	84	3	—	242
Balance at September 30, 2025	$2,124	$1,198	$2,036	$12	$5,370

Net book value:
December 31, 2024	$8,468	$15,683	$14,831	$11,865	$50,847
September 30, 2025(4)	$9,181	$15,446	$24,218	$13,747	$62,592
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.On July 1, 2025, our global intermodal logistics operation acquired the container portfolio of Global Container International LLC (“GCI”), a container fleet operator of approximately half a million twenty-foot equivalent units, for approximately $1.1 billion which was principally comprised of approximately $0.8 billion of property, plant and equipment. The transaction did not meet IFRS 3 Business Combination criteria and was treated as an asset purchase.
3.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
4.Includes right-of-use assets of $295 million in our utilities segment, $663 million in our transport segment, $326 million in our midstream segment and $3,378 million in our data segment. Current lease liabilities of $606 million have been included in accounts payable and other and non-current lease liabilities of $4,152 million have been included in other liabilities in the Consolidated Statements of Financial Position.
Q3 2025 INTERIM REPORT 27

The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2024. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development are revalued where fair value could be reliably measured.
9. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Cost	$21,890	$17,739
Accumulated amortization	(3,960)	(3,218)
Total	$17,930	$14,521
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
North American residential decarbonization infrastructure operation	$3,010	$3,006
Brazilian electricity transmission operation(1)	2,635	1,023
Brazilian regulated gas transmission operation	2,614	2,299
U.S. fiber network(1)	2,007	—
Canadian diversified midstream operation	1,644	1,718
North American rail operations	1,462	1,674
European residential decarbonization infrastructure business	1,288	1,196
Indian telecom tower operation	1,138	1,175
U.K. wireless infrastructure operation	584	549
Global intermodal logistics operation	575	577
North American retail colocation data center operation(1)	396	454
U.K. port operation(2)	—	267
Other(3)	577	583
Total	$17,930	$14,521
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.The intangible assets at our U.K. Port operation have been classified as Held for Sale. Please refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
3.Other intangibles are primarily comprised of customer contracts at our Canadian natural gas gathering and processing operation, Colombian natural gas distribution operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.

The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2025	For the 12-month period ended December 31, 2024
Cost at beginning of the period	$17,739	$18,622
Additions through business combinations(1)	3,390	1,580
Additions, net of disposals	226	193
Assets reclassified as held for sale(2)	(553)	(109)
Assets held by subsidiaries disposed during the period(3)	(9)	(17)
Non-cash disposals(4)	(29)	(1,053)
Foreign currency translation	1,126	(1,477)
Ending Balance	$21,890	$17,739
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Refer Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
3.Refer to Note 5, Disposition of Businesses, for further details.
4.Non-cash disposals for the year ended December 31, 2024, principally relates to the deconsolidation of our Peruvian toll road operations. Refer to Note 19, Related Party Transactions, for further details.
28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2025	For the 12-month period ended December 31, 2024
Accumulated amortization at beginning of the period	$(3,218)	$(2,777)
Non-cash additions, net of disposals	43	68
Amortization	(665)	(824)
Disposals(1)	23	—
Held for sale(2)	62	4
Foreign currency translation	(205)	311
Ending Balance	$(3,960)	$(3,218)
1.Refer to Note 5, Disposition of Businesses, for further details.
2.Our U.K. Port operation have been classified as Held for Sale. Please refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
Q3 2025 INTERIM REPORT 29

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investments in associates and joint ventures are reviewed and reported on a segmented basis, refer to Note 3, Segment Information, for further details. The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the nine-month period ended September 30, 2025	For the 12-month period ended December 31, 2024
Balance at the beginning of the period	$5,672	$5,402
Share of earnings for the period	548	439
Foreign currency translation and other	747	(542)
Share of other comprehensive (loss) income	(362)	361
Distributions(3),(4),(9)	(869)	(283)
Disposition of interest(2),(6),(7),(8),(9),(10)	(1,557)	(55)
Acquisitions(1),(5),(11)	1,096	350
Ending Balance	$5,275	$5,672
1.On April 18, 2024, Brookfield Infrastructure completed the acquisition of an additional 10% interest in our Brazilian rail and port logistics business, for total consideration of approximately $350 million, increasing our ownership to approximately 21%.
2.On December 23, 2024, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Chimarrão Transmissora de Energia S.A., a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Chimarrão to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated Chimarrão effective December 23, 2024. Refer to Note 6 - Acquisition of Businesses, for further details.
3.On December 30, 2024, our French telecom infrastructure business completed the sale of its fiber platform for net proceeds to the partnership of approximately $100 million. Earnings from Investments in Associates and Joint Ventures in the Consolidated Statement of Operating Results, for the twelve-month period ended December 31, 2024, includes a realized gain on sale of approximately $50 million.
4.In the first quarter of 2025, Brookfield Infrastructure completed the sale of its Mexican regulated natural gas transmission pipelines for net proceeds of $125 million, recognizing a gain of approximately $75 million, net of taxes and AOCI hedge recycling impacts.
5.On March 26, 2025, our global intermodal logistics operation sold its 33% interest in a subsidiary for net proceeds of approximately $120 million to the partnership (see Note 5 - Disposition of Businesses, for further details) and retained a 67% interest as an investment in associate.
6.On April 29, 2025, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Mantiqueira Transmissora de Energia S.A., a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Mantiqueira to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated Mantiqueira effective April 29, 2025. Refer to Note 6 - Acquisition of Businesses, for further details.
7.On May 9, 2025, Brookfield Infrastructure completed the sale of the remaining 25% portion of its U.S. gas pipeline for net proceeds of approximately $400 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $160 million, net of income tax expense, in the Consolidated Statements of Operating Results and approximately $70 million of revaluation gains (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within other items on the Consolidated Statements of Partnership Capital.
8.On June 13, 2025, Brookfield Infrastructure sold a 23% interest in its Australian export terminal operation, reducing our interest from approximately 49% to 26%, and generated net proceeds of approximately $280 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $75 million, net of income tax expense, in the Consolidated Statements of Operating Results. Accumulated currency translation losses of $35 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results. On September 12, 2025, Brookfield Infrastructure completed the sale of its remaining interest for net proceeds of approximately $350 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $90 million, net of income tax expense, in the Consolidated Statements of Operating Results. Accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results.
9.On September 24, 2025, Brookfield Infrastructure completed the sale of its Australian container terminal operation for net proceeds of approximately $495 million to the partnership, recognizing a gain of approximately $365 million. Accumulated currency translation losses of $12 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results.
10.On September 29, 2025, our global intermodal logistics operation sold a 33% partial interest in a stabilized container portfolio for net proceeds of approximately $425 million ($115 million to the partnership). On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $115 million ($30 million to the partnership) in other income (expense) on the Consolidated Statements of Operating Results.
11.During the third quarter of 2025, our European hyperscale data center platform sold its 90% interest in a subsidiary for net proceeds of approximately $1.7 billion ($310 million to the partnership) and retained a 10% interest as an investment in associate (see Note 5 - Disposition of Businesses, for further details).

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Utilities	$195	$312
Transport	2,174	2,162
Midstream	219	707
Data	2,678	2,326
Corporate	9	165
Ending Balance	$5,275	$5,672
30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Financial position:
Total assets	$110,201	$100,510
Total liabilities	(66,073)	(59,359)
Net assets	$44,128	$41,151

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Financial performance:
Total revenue	$4,618	$4,486	$13,353	$13,441
Total net income for the period(1)	2,058	662	3,550	2,220
Brookfield Infrastructure’s share of net income	$437	$56	$548	$192
1.Total net income and Brookfield Infrastructure’s share of net income for the period includes a gain of approximately $910 million and $365 million, respectively, from the sale of our Australian container terminal operation on September 24, 2025.
Q3 2025 INTERIM REPORT 31

11. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $2.2 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $2.2 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2030. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.3%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at September 30, 2025, draws on the credit facility were $nil (December 31, 2024: $300 million) and $11 million of letters of credit were issued (December 31, 2024: $10 million).

	Maturity	Annual Rate	Currency	As of
				September 30, 2025	December 31, 2024
Corporate revolving credit facility	June 29, 2030	SOFR plus 1.3%	US$	$—	$300
Commercial paper(1)	November 4, 2025	4.7%	US$	1,100	850

Non-current:
Medium-term notes:
Public - Canadian	November 14, 2027	5.6%	C$	324	313
Public - Canadian	September 11, 2028	4.2%	C$	503	487
Public - Canadian	October 9, 2029	3.4%	C$	503	487
Public - Canadian	July 27, 2030	5.7%	C$	359	348
Public - Canadian	January, 6, 2031	3.7%	C$	269	—
Public - Canadian	September 1, 2032	2.9%	C$	359	348
Public - Canadian	February 14, 2033	6.0%	C$	180	174
Public - Canadian	April 25, 2034	5.4%	C$	288	278
Public - Canadian	September 24, 2035	4.5%	C$	233	—
Public - Canadian	April 25, 2052	5.8%	C$	144	139
Public - Canadian	July 27, 2053	6.0%	C$	144	139

Subordinated notes:
Public - United States	March 15, 2055	6.8%	US$	300	300
Public - Canadian	September 1, 2055	5.6%	C$	180	—
Public – United States	May 24, 2081	5.0%	US$	250	250
Public – United States	May 31, 2084	7.3%	US$	158	158
				5,294	4,571
Deferred financing costs and other				(31)	(29)
Total				$5,263	$4,542
1.Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of September 30, 2025.
On September 24, 2025, Brookfield Infrastructure Finance ULC issued C$375 million of medium-term notes maturing January 6, 2031, with an initial coupon of 3.7%.
On September 24, 2025, Brookfield Infrastructure Finance ULC issued C$325 million of medium-term notes maturing September 24, 2035, with an initial coupon of 4.5%.
On May 16, 2025, Brookfield Infrastructure Finance ULC issued C$250 million of fixed-to-fixed reset rate subordinated notes maturing September 1, 2055, with an initial coupon of 5.6%, until September 1, 2030, resetting every five years thereafter at the five-year Government of Canada Yield, plus a 2.7% spread, provided that the rate will not reset below 5.6%.
On November 29, 2024, Brookfield Infrastructure Finance ULC issued $300 million of fixed-to-fixed reset rate subordinated notes maturing March 15, 2055, with an initial coupon of 6.8%, until March 15, 2030, resetting every five years thereafter at the five-year U.S. treasury rate, plus a 2.5% spread, provided that the rate will not reset below 6.8%.
On May 31, 2024, and June 5, 2024, Brookfield Infrastructure Finance ULC issued, in aggregate, $158 million of subordinated notes maturing May 31, 2084, with a coupon of 7.3%.
On February 22, 2024, Brookfield Infrastructure Finance ULC repaid all medium-term notes maturing February 22, 2024, for $531 million.
32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for consecutive one-year terms, and the maturity date is automatically extended, on February 8 each year, unless terminated prior to the relevant renewal date. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrue interest on SOFR plus 1.9% and no commitment fees are incurred for any undrawn balance. As of September 30, 2025, there were $nil (December 31, 2024: $nil) borrowings outstanding.
The increase in corporate borrowings during the nine-month period ended September 30, 2025 is primarily attributable to the issuance of $180 million of subordinate notes, $502 million of medium term note issuances, net commercial paper issuances of $250 million and the impact of foreign exchange, partially offset by net repayments on our corporate credit facility of $300 million.
b) Non-Recourse Borrowings

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Current	$4,281	$2,838
Non-current	52,374	43,714
Total	$56,655	$46,552
Non-recourse borrowings increased during the nine-month period ended September 30, 2025 due to acquisition related borrowings, net draws at our subsidiaries, and the impact of foreign exchange, partially offset by the dispositions of our U.S. pipeline and a subsidiary of our European hyperscale data center operation and the classification of our U.K ports operation and subsidiary of our U.K. rail operation as held for sale.
12. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Partnership Capital	$34,468	$29,853
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(25,619)	(20,568)
Deficit	6,255	5,674
Accumulated other comprehensive income	(1,582)	(1,335)
Ownership changes and other	(653)	(653)
Invested Capital	$12,869	$12,971
Q3 2025 INTERIM REPORT 33

The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2025, and 2024:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Opening balance	$12,866	$13,038	$12,971	$13,032
Net redemption of preferred units	—	—	(96)	—
Repurchase of limited partnership units	—	—	(14)	—
Issuance of limited partnership units	3	3	8	9
Ending balance	$12,869	$13,041	$12,869	$13,041
Weighted Average Invested Capital	$12,866	$13,038	$12,933	$13,035
34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

13. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC (“Alberta Finco”), Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Co-Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Co-Issuers.
An indenture dated as of May 24, 2021, between Alberta Finco, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation (“US Holdco”), BIP Bermuda Holdings I Limited (collectively, but excluding Alberta Finco, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “Subordinated Indenture”) provides for the issuance of one or more series of unsecured notes of Alberta Finco.
On September 24, 2025, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$375 million maturing January 6, 2031, with a coupon of 3.700% and C$325 million maturing September 24, 2035, with a coupon of 4.526%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors (other than US Holdco), Brookfield Infrastructure LLC (“BI LLC”) and BIPC Holdings.
On May 16, 2025, Alberta Finco issued C$250 million of fixed-to-fixed reset rate subordinated notes maturing September 1, 2055, with an initial coupon of 5.6% until September 1, 2030, resetting every five years thereafter at the five-year Government of Canada Yield, plus a spread of 2.7%, provided that the rate will not reset below 5.6% (the “May 2025 Alberta Finco Notes”). The May 2025 Alberta Finco Notes were issued under the Subordinated Indenture and are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings.
On November 29, 2024, Alberta Finco issued $300 million of fixed-to-fixed reset rate subordinated notes maturing March 15, 2055, with an initial coupon of 6.8% until March 15, 2030, resetting every five years thereafter at the five-year U.S. treasury rate, plus a spread of 2.453%, provided that the rate will not reset below 6.8% (the “November 2024 Alberta Finco Notes”). The November 2024 Alberta Finco Notes were issued under the Subordinated Indenture and are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings.
On May 31, 2024, Alberta Finco issued $150 million of subordinated notes maturing May 31, 2084, with a coupon of 7.250% (the “May 2024 Alberta Finco Notes”). On June 5, 2024, Alberta Finco issued an additional $8 million of the May 2024 Alberta Finco Notes. The May 2024 Alberta Finco Notes were issued under the Subordinated Indenture and are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings.
On February 22, 2024, the Co-Issuers repaid C$700 million of medium-term notes, maturing on February 22, 2024, with a coupon of 3.315% upon maturity.
The partnership will and certain of the other BIP Guarantors and/or BIPC Holdings may also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
Each of the Fincos is a subsidiary of our partnership. In the tables below, information relating to the Fincos has been combined.
BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of certain of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.

Q3 2025 INTERIM REPORT 35

The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPC Holdings and the partnership’s subsidiaries other than the Fincos and BIPC Holdings:

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2025 US$ MILLIONS	Our partnership(2)	The Fincos	BIPC Holdings	Subsidiaries of our partnership other than the Fincos and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$5,975	$5,975
Net income (loss) attributable to partnership(1)	210	—	—	440	(210)	440

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2024
Revenues	$—	$—	$—	$—	$5,270	$5,270
Net (loss) income attributable to partnership(1)	(73)	—	—	(52)	73	(52)

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025 US$ MILLIONS
Revenues	$—	$—	$—	$—	$16,796	$16,796
Net income (loss) attributable to partnership(1)	230	—	—	634	(230)	634

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024
Revenues	$—	$—	$—	$—	$15,595	$15,595
Net (loss) income attributable to partnership(1)	(55)	—	—	126	55	126

AS OF SEPTEMBER 30, 2025
Current assets	$—	$—	$—	$—	$11,876	$11,876
Non-current assets	5,627	—	5,271	8,863	92,662	112,423
Current liabilities	—	—	—	—	13,988	13,988
Non-current liabilities	—	4,163	1,122	—	70,558	75,843
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	1,855	1,855
BIPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	1,291	1,291
Exchangeable units(5)	—	—	—	—	53	53
Perpetual subordinated notes	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	25,619	25,619
Preferred unitholders	—	—	—	—	822	822

AS OF DECEMBER 31, 2024
Current assets	$—	$—	$—	$—	$9,607	$9,607
Non-current assets	5,915	—	4,962	8,530	75,576	94,983
Current liabilities	—	—	—	—	10,903	10,903
Non-current liabilities	—	3,392	815	—	59,627	63,834
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	1,926	1,926
BIPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	1,355	1,355
Exchangeable units(5)	—	—	—	—	62	62
Perpetual subordinated notes	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	20,568	20,568
Preferred unitholders	—	—	—	—	918	918
1.Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Includes investments in all subsidiaries of our partnership under the equity method.
3.Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., US Holdco, and BIP Bermuda Holdings I Limited and BI LLC under the equity method except for US Holdco’s investment in BI LLC, which is presented on a combined basis as BI LLC is a guarantor of the notes issued after July 27, 2023. For the three and nine-month periods ended September 30, 2025, and 2024, the presentation of US Holdco’s investment in BI LLC on a combined basis was equivalent to its presentation under the equity method.
4.Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

14. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Utilities	$2,314	$2,057	$6,631	$6,149
Transport	1,181	1,234	3,505	3,746
Midstream	1,386	1,150	3,419	3,365
Data	1,094	829	3,241	2,335
Total	$5,975	$5,270	$16,796	$15,595
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
U.S	$1,729	$1,307	$4,297	$3,808
Canada	1,130	1,234	3,349	3,594
India	807	599	2,425	1,687
U.K.	647	606	1,899	1,831
Brazil	443	339	1,238	1,058
Colombia	334	291	944	869
France	153	184	518	566
Germany	138	84	345	209
Australia	110	130	339	433
Other	484	496	1,442	1,540
Total	$5,975	$5,270	$16,796	$15,595
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty. For the three and nine-month periods ended September 30, 2025, no customer made up greater than 10% of our partnership’s consolidated revenues. For the three and nine-month periods ended September 30, 2024, no customer made up greater than 10% of our partnership’s consolidated revenues. Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
Q3 2025 INTERIM REPORT 37

15. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three and nine-month periods ended September 30, 2025, and 2024.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Depreciation and amortization	$1,050	$854	$2,951	$2,672
Compensation	819	768	2,364	2,265
Cost of inventory	699	789	1,908	2,197
Fuel, transportation, and distribution costs	573	431	1,631	1,250
Operations and maintenance costs	427	280	1,050	925
Marketing and administrative costs	302	284	875	876
Utilities	284	281	854	861
Other direct operating costs	262	210	742	639
Total	$4,416	$3,897	$12,375	$11,685
38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

16. PARTNERSHIP CAPITAL
As at September 30, 2025, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
(a) Special General and Limited Partnership Capital

	Special General Partner Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,210	461,855,350	$6,196	461,343,972
Unit issuance	8	251,440	11	343,347
Units repurchased and cancelled	(14)	(1,043,911)	—	—
Conversions	3	170,945	3	168,031
Ending balance	$6,207	461,233,824	$6,210	461,855,350
The weighted average number of special general partner units outstanding for the three and nine-month periods ended September 30, 2025, was 2.4 million (2024: 2.4 million). The weighted average number of limited partnership units outstanding for the three and nine-month periods ended September 30, 2025, was 461.1 million and 459.8 million, respectively (2024: 461.7 million and 461.5 million, respectively).
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the nine-month period ending September 30, 2025, our partnership issued 0.3 million units for proceeds of $8 million (2024: 0.3 million units for proceeds of $9 million).
In November 2024, we announced that we renewed our normal course issuer bid for outstanding units and our class A preferred units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 23,088,572 units, and up to 10% of the public float of each series of the class A preferred units that were issued and outstanding. Repurchases were authorized to commence on December 2, 2024, and will terminate on December 1, 2025, or earlier should we complete our repurchases prior to such date. All purchases will be effected through the facilities of the TSX, NYSE and/or alternative trading systems, and all units and class A preferred units acquired under the normal course issuer bid will be cancelled. During the nine-month period ended September 30, 2025, Brookfield Infrastructure repurchased approximately 1 million limited partnership units for $29 million (2024: nil).
On July 31, 2025, the partnership declared a quarterly distribution in the amount of $0.43 per unit, paid on September 29, 2025, to unitholders of record as at the close of business on August 29, 2025. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the partnership preferred units have also been declared.
Q3 2025 INTERIM REPORT 39

(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,628	190,299,956	$2,628	190,299,956
Ending balance	$2,628	190,299,956	$2,628	190,299,956

(c) Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Shares(1)	Carrying Value	Shares
Opening balance	$2,514	132,051,909	$2,512	131,872,066
Conversions	—	28,306	2	179,843
Ending balance	$2,514	132,080,215	$2,514	132,051,909
1.Includes 119,067,426 (December 31, 2024: 119,039,120) BIPC exchangeable shares and 13,012,789 (December 31, 2024: 13,012,789) class A.2 exchangeable shares.
During the nine-month period ended September 30, 2025, BIPC exchangeable shareholders exchanges nearly offset between BIPC Exchangeable units exchanged for LP units and BIPC Exchangeable LP units for BIPC Exchangeable shares (2024: approximately 0.2 million for $2 million).
(d) Non-controlling interest – Exchangeable Units

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$388	5,738,152	$393	6,086,026
Conversions	(3)	(199,251)	(5)	(347,874)
Ending balance(1)	$385	5,538,901	$388	5,738,152
1.Includes non-controlling interest attributable to Exchange LP unitholders and BIPC exchangeable LP unitholders.
During the nine-month period ended September 30, 2025, Exchange LP unitholders exchanged approximately 0.1 million Exchange LP units for $2 million of our units (nine-month period ended 2024: 0.1 million for $2 million).
During the nine-month period ended September 30, 2025, BIPC exchangeable LP unitholders exchanged less than 0.1 million BIPC exchangeable LP units for $1 million of BIPC exchangeable shares (nine-month period ended 2024: 0.2 million for $2 million).
40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2025	As of and for the 12-month period ended December 31, 2024
Opening balance	$293	$293
Ending balance	$293	$293
On January 21, 2022, our partnership issued 12 million fixed rate perpetual subordinated notes, at $25 per unit, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Brookfield Infrastructure, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
(f) Preferred Unitholders’ Capital

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2025		As of and for the 12-month period ended December 31, 2024
	Carrying Value	Units	Carrying Value	Units
Opening balance	$918	43,901,312	$918	43,901,312
Repurchased and cancelled	(96)	(4,989,265)	—	—
Ending balance	$822	38,912,047	$918	43,901,312
On June 30, 2025, our partnership redeemed all of its outstanding cumulative class A preferred limited partnership units, Series 1, for $90 million and recognized a gain on redemption of $6 million directly in equity.

Q3 2025 INTERIM REPORT 41

17. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and Exchange LP units and class A.2 exchangeable shares that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares:

	For the three-month period ended September 30
	2025		2024
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$198	$0.43	$187	$0.41
General Partner(1)	81		74
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	82	0.43	78	0.41
BIPC exchangeable shares and class A.2 exchangeable shares	57	0.43	53	0.41
Exchangeable units(2)	2	0.43	2	0.41
Preferred unitholders	11	0.30	13	0.29
Perpetual subordinated notes	4	0.32	4	0.32
Total Distributions	$435		$411

	For the nine-month period ended September 30
	2025		2024
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$595	$1.29	$561	$1.22
General Partner(1)	243		222
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	246	1.29	234	1.22
BIPC exchangeable shares	171	1.29	159	1.22
Exchangeable units(2)	6	1.29	6	1.22
Preferred unitholders	35	0.86	39	0.86
Perpetual subordinated notes	12	0.96	12	0.96
Total Distributions	$1,308		$1,233
1.Distributions to the General Partner include $80 million and $240 million of incentive distributions for the three and nine-month periods ended September 30, 2025 (2024: $74 million and $221 million).
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$1,167	$(1,934)	$124	$53	$122	$5	$1,241	$778
Other comprehensive income (loss)	1	509	(92)	(6)	—	—	(209)	203
Other items	(40)	—	—	—	—	—	(19)	(59)
Balance at September 30, 2025	$1,128	$(1,425)	$32	$47	$122	$5	$1,013	$922

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains (losses)	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2024	$903	$(1,515)	$101	$36	$122	$(1)	$1,030	$676
Other comprehensive (loss) income	(3)	(5)	(3)	(12)	—	2	(22)	(43)
Balance at September 30, 2024	$900	$(1,520)	$98	$24	$122	$1	$1,008	$633
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$6	$(11)	$1	$—	$1	$—	$8	$5
Other comprehensive income (loss)	—	1	—	—	—	—	(1)	—
Other items	—	—	(1)	—	—	—	—	(1)
Balance at September 30, 2025	$6	$(10)	$—	$—	$1	$—	$7	$4

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2024	$5	$(9)	$1	$—	$1	$—	$6	$4
Other comprehensive income	—	—	—	—	—	—	—	—
Balance at September 30, 2024	$5	$(9)	$1	$—	$1	$—	$6	$4
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$481	$(797)	$50	$22	$50	$3	$510	$319
Other comprehensive income (loss)	—	210	(38)	(2)	—	—	(88)	82
Other items	(16)	2	—	—	—	—	(9)	(23)
Balance at September 30, 2025	$465	$(585)	$12	$20	$50	$3	$413	$378

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2024	$372	$(624)	$41	$15	$50	$—	$423	$277
Other comprehensive (loss) income	(1)	(4)	(1)	(5)	—	1	(8)	(18)
Balance at September 30, 2024	$371	$(628)	$40	$10	$50	$1	$415	$259
Q3 2025 INTERIM REPORT 43

d) Attributable to Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$332	$(544)	$36	$15	$35	$1	$348	$223
Other comprehensive income (loss)	—	149	(27)	(2)	—	—	(61)	59
Other items	(12)	—	—	1	—	—	(6)	(17)
Balance at September 30, 2025	$320	$(395)	$9	$14	$35	$1	$281	$265

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2024	$257	$(424)	$29	$10	$35	$(1)	$289	$195
Other comprehensive (loss) income	(1)	(2)	(1)	(3)	—	1	(7)	(13)
Balance at September 30, 2024	$256	$(426)	$28	$7	$35	$—	$282	$182
e) Attributable to Non-controlling interest – Exchangeable units(1)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2025	$15	$(22)	$1	$—	$1	$—	$15	$10
Other comprehensive income (loss)	—	7	(1)	—	—	—	(3)	3
Other items	—	2	—	(1)	—	—	(1)	—
Balance at September 30, 2025	$15	$(13)	$—	$(1)	$1	$—	$11	$13

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2024	$12	$(18)	$1	$—	$1	$—	$13	$9
Other comprehensive income	—	—	—	—	—	—	—	—
Balance at September 30, 2024	$12	$(18)	$1	$—	$1	$—	$13	$9

1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

19. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million and $1 million were incurred during the three and nine-month periods ended, respectively September 30, 2025 (2024: $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $104 million and $303 million, respectively for the three and nine-month periods ended September 30, 2025 (2024: $110 million and $293 million). As of September 30, 2025, $100 million was outstanding as payable to the Service Providers (December 31, 2024: $99 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of September 30, 2025, Brookfield Infrastructure had a loan payable of approximately $32 million to a subsidiary of Brookfield (December 31, 2024: $31 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2025, our net deposit from Brookfield was $nil (December 31, 2024: $180 million) and Brookfield Infrastructure incurred interest expense of $nil for the three and nine-month period ended September 30, 2025 (2024: $nil).
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2025, there were no borrowings outstanding (December 31, 2024: $nil).
As at September 30, 2025, Brookfield Infrastructure had approximately $273 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2024: $130 million) and approximately $307 million of net receivables to subsidiaries of Brookfield (December 31, 2024: $140 million of net payables).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three and nine-month periods ended September 30, 2025, revenues of approximately $2 million and $4 million were generated (2024: approximately $4 million and $8 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three and nine-month periods ended September 30, 2025, expenses of $13 million and $49 million, respectively were incurred (2024: $21 million and $86 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at September 30, 2025 (December 31, 2024: $12 million) with a subsidiary of Brookfield.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. On May 24, 2024, the maturity dates of these loans were extended to May 24, 2029, with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026, and SOFR plus 475 basis points per annum thereafter until maturity. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. On September 30, 2025, Brookfield Infrastructure’s subsidiaries repaid $50 million of the outstanding loan. Interest on each loan was $8 million and $25 million for the three and nine-month periods ended September 30, 2025 (2024: $8 million and $25 million).
On June 10, 2024, the partnership terminated its voting agreement over its Peruvian toll road operations, maintaining all control by Brookfield. On deconsolidation, the partnership assessed the fair value of the Peruvian toll road operations and concluded that its recoverable amount was higher than its carrying amount. On deconsolidation, the partnership’s interest in its Peruvian toll road operation has been recognized as a financial asset.

Q3 2025 INTERIM REPORT 45

On December 24, 2024, the partnership, BIHC and BIPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX. The exchangeable shares are listed on the TSX and the NYSE under the symbol “BIPC”.
During the third quarter of 2025, our European hyperscale data center platform sold a 90% interest in a portfolio of stabilized data center assets for net proceeds of approximately $1.7 billion ($310 million to the partnership). The buyers of the stabilized data centers were a consortium of investors, the majority of which were arms-length. Affiliates of Brookfield participated in the acquisition, matching the price and terms set by the third parties. As a result of the transaction, Brookfield Infrastructure recognized a gain of approximately $160 million ($25 million to the partnership).
Over the course of 2025, our global intermodal logistics operation sold a 66% interest in a stabilized container portfolio. The transaction price and terms were set by a third party who acquired a 33% interest in the portfolio. In the third quarter, an affiliate of Brookfield acquired the other 33%, matching the same price and terms set by the investor. Brookfield Infrastructure recognized a gain of approximately $115 million ($30 million to the partnership) on the sale completed in the third quarter.
46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024
OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• Americas & Asia Pacific
	• Commercial & Residential Distribution	• Americas, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Diversified Terminals	• North America, Europe & Asia Pacific
	• Rail	• Americas, Europe & Asia Pacific
	• Toll Roads	• Brazil and Peru

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide infrastructure and services to telecom companies, technology and cloud computing providers and enterprise clients	• Data Transmission & Distribution	• North America, Europe & Asia Pacific
	• Data Storage	• Americas, Europe & Asia Pacific
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated November 13, 2025 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR+’s website at www.sedarplus.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. As the businesses mature and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Q3 2025 INTERIM REPORT 47

Performance Targets and Key Measures
We target a total return of 12% to 15%+ per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See the “Segmented Disclosures” section of this MD&A for more detail.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of FFO that we utilize to fund some or all of our internally funded growth capital expenditures.
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% year-over-year increase in our quarterly distribution to $0.43 per unit (or $1.72 per unit annualized), starting with the distribution paid in March 2025, with an identical increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 8% over the last 12 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, (“IAS 34”) under the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS” and “IFRS Accounting Standards”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2024. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, BIPC exchangeable shares held by public shareholders and class A.2 exchangeable shares held by Brookfield, as well as Exchange LP Units and BIPC Exchangeable LP Units held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020, received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each has the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
Finally, in the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC Exchangeable LP Units in connection with the acquisition of our Canadian diversified midstream operation. BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC Exchangeable LP Units as a component of non-controlling interests.
48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

When we discuss the results of our operating segments, we present Brookfield Infrastructure’s share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS Accounting Standards as they (1) include Brookfield Infrastructure’s share of earnings (losses) from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS Accounting Standards.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years.
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance and financial position as of September 30, 2025, and December 31, 2024, and for the three and nine-month periods ended September 30, 2025, and 2024. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2025	2024	2025	2024
Summary Statements of Operating Results
Revenues	$5,975	$5,270	$16,796	$15,595
Direct operating costs	(4,416)	(3,897)	(12,375)	(11,685)
General and administrative expenses	(107)	(113)	(312)	(302)
Interest expense	(1,014)	(873)	(2,822)	(2,493)
Share of earnings from investments in associates and joint ventures	437	56	548	192
Mark-to-market losses	(158)	(23)	(423)	(61)
Other income (expense)	320	(107)	712	158
Income tax expense	(287)	(79)	(596)	(172)
Net income	750	234	1,528	1,232
Net income (loss) attributable to our partnership(1)	440	(52)	634	126
Net income (loss) per limited partnership unit	$0.44	$(0.18)	$0.45	$(0.18)

1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
Three-month period ended September 30, 2025 and 2024
Net income for the three-month period ended September 30, 2025, was $750 million, of which $440 million (income of $0.44 per unit) was attributable to our partnership. This compares to net income of $234 million in the prior year, of which a loss of $52 million (loss of $0.18 per unit) was attributable to our partnership. Current year results benefited from contributions associated with recent acquisitions and organic growth across our base business, in addition to gains recognized on the dispositions of our Australian export terminal operation and Australian container terminal operation, and the partial dispositions of stabilized assets at our global intermodal logistics operation and our European hyperscale data center platform. These positive impacts were partially offset by higher borrowing costs associated with the financing of our growth initiatives and mark-to-market losses driven by the revaluation of non-controlling interests at our Indian telecom tower operation. Prior year results also benefited from contributions associated with new acquisitions and organic growth across our base business, partially offset by mark-to-market losses on our foreign currency hedging strategy.
Q3 2025 INTERIM REPORT 49

Revenues for the three-month period ended September 30, 2025, were $5,975 million, which represents an increase of $705 million compared to the same period in 2024. Revenues from our utilities segment increased by $220 million primarily driven by inflation indexation and capital commissioned into rate base across the segment. Revenues from our transport segment decreased by $60 million primarily as a result of the partial disposition of stabilized assets at our global intermodal logistics operation. Revenues from our midstream segment increased by $243 million primarily driven by the acquisition of our U.S pipeline system operation, partially offset by lower net pass-through revenues, despite improved margins and stronger performance from the commissioning of new projects at our Canadian diversified midstream operation. Revenues from our data segment increased by $271 million predominately due to a full quarter of activity from our acquisition of an Indian telecom tower operation in September 2024, our current quarter acquisition of a U.S. fiber network, as well as organic growth across our data center platform. Foreign exchange increased our U.S. dollar revenues by $31 million, as the quarterly average exchange rate of most of the currencies in which we operate increased relative to the prior year.
Direct operating expenses for the three-month period ended September 30, 2025, were $4,416 million, an increase of $519 million compared to the three-month period ended September 30, 2024. Direct costs increased from the prior year due to $496 million of incremental costs (including depreciation) associated with recently acquired businesses and costs associated with organic growth initiatives, net of recent dispositions, partially offset by lower pass-through costs at our Canadian diversified midstream operation. The impact of foreign exchange increased our U.S. dollar costs by $23 million in aggregate.
General and administrative expenses totaled $107 million for the three-month period ended September 30, 2025, a decrease of $6 million compared to the same three-month period ended September 30, 2024. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt.
Interest expense for the three-month period ended September 30, 2025, was $1,014 million, an increase of $141 million compared to the same period in 2024. Interest expense increased by $120 million related to recently acquired businesses and $20 million related to incremental financings added to existing investments and organic growth projects. The impact of foreign exchange increased our U.S. dollar interest expense by $1 million in aggregate.
Our partnership’s share of earnings from investments in associates and joint ventures for the three-month period ended September 30, 2025 increased by $381 million when compared to the three-month period ended September 30, 2024 as current period results includes a $353 million gain on sale of our Australian container terminal operation, net of AOCI hedge recycling impacts.
Mark-to-market losses for the three-month period ended September 30, 2025, were $158 million, compared to $23 million of losses in the prior year. The current period losses are primarily driven by the revaluation of non-controlling interests in our Indian telecom tower operation, and the prior year losses are primarily driven by mark-to-market movements relating to foreign exchange contracts at the corporate level. Prior year results were also impacted by mark-to-market losses on our foreign currency hedging strategy.
Other income for the three-month period ended September 30, 2025, was $320 million, compared to other expense of $107 million reported for the same period in 2024. Other income in the current period included disposition gains totaling approximately $415 million associated with the sale of our Australian export terminal operation, a partial sale of stabilized assets at our global intermodal logistics operation and our European hyperscale data center platform. Other expense in the prior year was principally comprised of accretion expenses related to other long-term liabilities.
Income tax expense for the three-month period ended September 30, 2025 was $287 million, compared to $79 million for the same period in 2024, principally due to an increase in taxable income as a result of realized gains recorded on the disposition of our Australian export terminal operation, as well as a reduction in deferred tax recoveries compared to the prior year.
Nine-month period ended September 30, 2025 and 2024
Net income for the nine-month period ended September 30, 2025, was $1,528 million of which income of $634 million (income of $0.45 per unit) was attributable to our partnership. This compares to net income of $1,232 million in the prior year, of which $126 million (loss of $0.18 per unit) was attributable to our partnership. Current year results benefited from contributions associated with recent acquisitions, organic growth across our base business, and gains recognized on the dispositions of our Australian export terminal operation and Australian container terminal operation, and the partial dispositions of stabilized assets at our global intermodal logistics operation and our European hyperscale data center platform. Prior year results benefited from contributions associated with recent acquisitions, organic growth across our base business and the bargain purchase gain on the acquisition of our North American retail colocation data center business.
50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Revenues for the nine-month period ended September 30, 2025, were $16,796 million, which represents an increase of $1,201 million compared to the same period in 2024. Revenues from our utilities segment increased by $575 million primarily driven by inflation indexation and capital commissioned into rate base across the segment. Revenues from our transport segment decreased by $251 million primarily as a result of the partial disposition of stabilized assets at our global intermodal logistics operation, our prior year disposition of a subsidiary at our Australian port operation and the deconsolidation of our Peruvian toll road operation. Revenues from our midstream segment increased by $137 million primarily driven by the acquisition of our U.S. pipeline system operation, partially offset by lower net pass-through revenues, despite improved margins and stronger performance from the commissioning of new projects at our Canadian diversified midstream operation. Revenues from our data segment increased by $948 million, predominately due to our acquisition of an Indian telecom tower operation in September 2024, our current quarter acquisition of a U.S. fiber network, and organic growth across our data center platform. Foreign exchange decreased our U.S. dollar revenues by $208 million across our segments, as the average exchange rate of majority of the currencies in which we operate decreased relative to the prior year.
Direct operating expenses for the nine-month period ended September 30, 2025, were $12,375 million, an increase of $690 million compared to the nine-month period ended September 30, 2024. Direct costs increased from the prior year due to $775 million of incremental costs (including depreciation) associated with recently acquired businesses and organic growth initiatives, net of recent dispositions, partially offset by lower pass-through costs at our Canadian diversified midstream operation. The impact of foreign exchange decreased our U.S. dollar costs by $85 million.
General and administrative expenses totaled $312 million for the nine-month period ended September 30, 2025, an increase of $10 million compared to the nine-month period ended September 30, 2024. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The increase from the prior year is due to an increase in the trading price of our outstanding securities.
Interest expense for the nine-month ended September 30, 2025, was $2,822 million, an increase of $329 million compared to the same period in 2024. Interest expense increased by approximately $214 million related to recently acquired businesses and $170 million related to incremental financings added to existing investments and organic growth projects. The impact of foreign exchange decreased our U.S. dollar interest expense by $55 million in aggregate.
Our partnership’s share of earnings from investments in associates and joint ventures was $548 million for the nine-month period ended September 30, 2025, an increase of $356 million compared to the same period in 2024 as results benefited from $428 million of gains recognized on the sale of our Mexican regulated natural gas transmission pipelines and our Australian container terminal operation, partially offset by mark-to-market losses on our foreign currency derivatives.
Mark-to-market losses for the nine-month period ended September 30, 2025, were $423 million, compared to losses of $61 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and movements in commodity prices, however current period losses also reflect the revaluation of non-controlling interests in our Indian telecom tower operation.
Other income for the nine-month period ended September 30, 2025, was $712 million, compared to $158 million for the same period in 2024. Other income in the current period benefited from gains recognized on the partial sale of stabilized assets at our global intermodal logistics operation and our European hyperscale data center platform, in addition to the sale of our Mexican regulated natural gas transmission pipelines, U.S gas pipeline and our Australian export terminal operation. Prior period results included a bargain purchase gain recognized on the acquisition of a U.S. colocation data center business, partially offset by transaction costs and accretion expenses related to other long-term liabilities.
Income tax expense for the nine-month period ended September 30, 2025 was $596 million, compared to $172 million the same period in 2024, principally due to an increase in taxable income as a result of realized gains recorded on the disposition of our U.S gas pipeline and our Australian export terminal operation, as well as a reduction in deferred tax recoveries when compared to the prior year.

Q3 2025 INTERIM REPORT 51

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	September 30, 2025	December 31, 2024
Cash and cash equivalents	$2,613	$2,071
Property, plant and equipment	62,592	50,847
Intangible assets	17,930	14,521
Total assets	124,299	104,590
Corporate borrowings	5,263	4,542
Non-recourse borrowings	56,655	46,552
Total liabilities	89,831	74,737
Limited Partners’ capital	4,512	4,704
General Partner capital	23	27
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,855	1,926
Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	1,291	1,355
Non-controlling interest – Exchangeable units(1)	53	62
Non-controlling interest – perpetual subordinated notes	293	293
Non-controlling interest – in operating subsidiaries	25,619	20,568
Preferred unitholders	822	918
Partnership capital attributable to the partnership(2)	7,734	8,074
Total partnership’s capital	34,468	29,853
1.Includes non-controlling interest attributable to Exchange LP Units and BIPC exchangeable LP Units.
2.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
Total assets were $124.3 billion at September 30, 2025, an increase from $104.6 billion at December 31, 2024. Total assets increased by $26.0 billion due to recent acquisitions, increased investment in capital assets, organic growth and benefits of foreign exchange, as the period end exchange rate of most of the currencies in which we operate increased relative to the prior year. These increases were partially offset by $6.3 billion of impacts attributable to the partial disposition and deconsolidation of a subsidiary of our global intermodal logistics operation and European hyperscale data center platform, net of retained equity-accounted interests, depreciation and amortization of our long-lived assets and other recent dispositions.
Property, plant and equipment increased from $50.8 billion to $62.6 billion due to additions primarily associated with our acquisitions of a U.S. pipeline system operation and a U.S. fiber network, as well as continued investments in capital assets and the impacts of foreign exchange, partially offset by the reclassification of assets as held for sale at our U.K ports and U.K. rail operations and quarterly depreciation expense. Intangible assets of $17.9 billion at September 30, 2025, increased from $14.5 billion at December 31, 2024, primarily driven by the acquisition of our Brazil electricity transmission operation and U.S fiber network as well as impacts of foreign exchange. These increases were partially offset by the reclassification of assets as held for sale in our U.K. ports and U.K. rail operations as well as the impact of quarterly amortization.
Corporate borrowings increased by $0.7 billion relative to December 31, 2024. The increase is due to the issuance of $0.2 billion of subordinated notes and $0.5 billion of medium-term notes during the period, net issuances of commercial paper of $0.3 billion, partially offset by net repayments of our corporate credit facility of $0.3 billion.
Non-recourse borrowings increased by $10.1 billion as compared to December 31, 2024. This is driven by additional borrowings from the acquisition of our U.S. pipeline system operation and U.S. fiber network, additional debt at our operating subsidiaries to fund growth initiatives and the impacts of foreign exchange, partially offset by debt reclassified as held for sale.
Our partnership capital decreased to $7.7 billion from $8.1 billion as at December 31, 2024, as income generated from operations and positive impacts of foreign currency translation were more than offset by the impact of distributions.
52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended September 30			For the nine-month period ended September 30
	September 30, 2025	December 31, 2024	Change	2025	2024	Change	2025	2024	Change
Australian dollar	0.6613	0.6188	7%	0.6542	0.6699	(2)%	0.6411	0.6623	(3)%
Brazilian real	0.1880	0.1615	16%	0.1835	0.1803	2%	0.1770	0.1907	(7)%
British pound	1.3446	1.2516	7%	1.3484	1.3004	4%	1.3152	1.2771	3%
Canadian dollar	0.7184	0.6953	3%	0.7262	0.7331	(1)%	0.7154	0.7353	(3)%
Euro	1.1734	1.0353	13%	1.1686	1.0987	6%	1.1190	1.0871	3%
Indian rupee	0.0113	0.0117	(3)%	0.0115	0.0119	(3)%	0.0116	0.0120	(3)%
As at September 30, 2025, our consolidated partnership capital of $34.5 billion was invested in the following currencies: U.S. dollars - 43%; Canadian dollars - 20%; British pounds - 16%; Euro - 10%; Australian dollars - 5%; Brazilian reais - 4%; Indian rupees - 1% and other currencies - 1%. As a result of our currency hedging program, 83% of our partnership capital is effectively denominated in U.S. dollars. Period end rates relative to the U.S. dollar at September 30, 2025, were higher than December 31, 2024, for our most significant non-U.S. dollar investments, which increased the carrying values of the assets and liabilities of our operations in these regions.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Australian dollar	$37	$82	$211	$33
Brazilian real	15	8	190	(95)
British pound	(110)	311	405	264
Canadian dollar	(128)	74	214	(81)
Indian rupee	(14)	(6)	(21)	(4)
Euro	(30)	164	530	38
Other	38	(23)	85	(131)
	(192)	610	1,614	24
Currency hedges(1)	145	(368)	(584)	(61)
	$(47)	$242	$1,030	$(37)
Attributable to:
Unitholders	$116	$107	$417	$(27)
Non-controlling interests	(163)	135	613	(10)
	$(47)	$242	$1,030	$(37)
1.    Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three and nine-month periods ended September 30, 2025, was a loss of $192 million and a gain of $1,614 million, respectively.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three-month period ended September 30, 2025, the average foreign exchange rates of the major currencies we operate in weakened relative to the U.S. dollar, decreasing U.S. dollar revenue and net income in these currencies. During the nine-month period ended September 30, 2025, the average foreign exchange rates of the major currencies we operate in strengthened relative to the U.S. dollar, increasing U.S. dollar revenue and net income in these currencies.
Q3 2025 INTERIM REPORT 53

We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the European, British, Australian and Canadian currencies. As a result, the impact of currency movements was partially offset by gains recognized on our currency hedges. For the three and nine-month periods ended September 30, 2025, our hedging program reduced the impact of foreign currency movements by $145 million and $584 million, respectively.
Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2025			2024				2023
Three-month period ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$5,975	$5,429	$5,392	$5,444	$5,270	$5,138	$5,187	$4,970
Direct operating costs	(4,416)	(3,995)	(3,964)	(3,991)	(3,897)	(3,875)	(3,913)	(3,577)
Share of earnings (losses) from investments in associates and joint ventures	437	(12)	123	247	56	95	41	(13)
Expenses
Interest	(1,014)	(909)	(899)	(894)	(873)	(826)	(794)	(726)
General and administrative	(107)	(108)	(97)	(103)	(113)	(92)	(97)	(101)
Valuation items
Fair value changes and other	162	4	123	(154)	(130)	(175)	402	(105)
Income tax expense	(287)	(157)	(152)	(98)	(79)	(81)	(12)	(172)
Net income	750	252	526	451	234	184	814	276
Net income attributable to others(1)	540	258	500	339	307	222	758	358
Net income (loss) attributable to limited partners	210	(6)	26	112	(73)	(38)	56	(82)
Net income (loss) per limited partnership unit(2)	$0.44	$(0.03)	$0.04	$0.22	$(0.18)	$(0.10)	$0.10	$(0.20)
1.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Refer to Note 16, Partnership Capital, for further details.
A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. The increases were partially offset by the impact of dispositions. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements, and other income and expenses.
Our business continues to deliver financial results that are in line with expectations. Our partnership benefits from significant sector and geographic diversification, ownership of long-life and essential assets, substantial barriers to entry to the sectors we operate in, and cash flows that are generated under long-term contractual or regulated frameworks. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure.
SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO includes income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. FFO also includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to normal revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Adjusted EBITDA includes income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. Adjusted EBITDA also includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO and Adjusted EBITDA are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS Accounting Standards, FFO, AFFO, Adjusted EBITDA and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended September 30		For the nine-month period ended September 30
Key Metrics	2025	2024	2025	2024
Net income attributable to partnership(1)	$440	$(52)	$634	$126
Net income per limited partnership unit(2)	0.44	(0.18)	0.45	(0.18)
Funds from Operations (FFO)(3)	654	599	1,938	1,822
Per unit FFO(4)	0.83	0.76	2.46	2.31
Adjusted Funds from Operations (AFFO)(3)	460	432	1,479	1,384
Return on invested capital(5)	14%	12%	14%	13%
Adjusted EBITDA(3)	1,067	1,005	3,157	3,017
Distributions per unit(6)	0.43	0.41	1.29	1.22
FFO payout ratio(7)	67%	69%	67%	68%
AFFO payout ratio(8)	95%	95%	88%	89%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Average number of limited partnership units outstanding on a time weighted basis for the three and nine-month periods ended September 30, 2025, was 461.1 million and 459.8 million, respectively (2024: 461.7 million and 461.5 million).
3.Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
4.Average units outstanding on a time weighted basis during the three and nine-month periods ended September 30, 2025, was 791.5 million and 790.2 million, respectively (2024: 792.2 million and 792.1 million).
5.Return on invested capital is calculated as AFFO over the last twelve months adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
6.Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable LP Units and BIPC exchangeable shares and class A.2 exchangeable shares outstanding as of the record date. During the three and nine-month periods ended September 30, 2025, the partnership paid quarterly distributions of $0.43 per unit and 1.29 per unit (2024: $0.41 per unit and $1.22 per unit).
7.FFO payout ratio is defined as distributions paid (inclusive of GP incentive distribution, preferred unit distributions, and interests on perpetual notes classified as equity) divided by FFO.
8.AFFO payout ratio is defined as distributions paid (inclusive of GP incentive, preferred unit distributions, and interests on perpetual notes classified as equity) divided by AFFO.
For the three-month period ended September 30, 2025, FFO totaled $654 million ($0.83 per unit) compared to FFO of $599 million ($0.76 per unit) for the same quarter in 2024. Organic growth was at the high end of our target range, capturing annual inflationary rate increases, higher volumes across our networks, and earnings from capital commissioned over the last 12 months.
Q3 2025 INTERIM REPORT 55

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream, data and corporate. Key metrics and measures are presented in accordance with our partnership’s share of the underlying results, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a discussion of the importance of our partnership’s presentation, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS Accounting Standards.

Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by a regulatory body, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution operations (electricity, natural gas and water connections). Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 3,100 kilometers of electricity transmission lines in Brazil
•Approximately 3,500 kilometers of natural gas pipelines in Brazil and India
Commercial and Residential Distribution
•Approximately 8.8 million connections, predominantly electricity and natural gas
•Provides residential decarbonization infrastructure, as well as other essential home services and policies to approximately 10.5 million customers with approximately 17.3 million policies and 1.7 million rental contracts in Canada, the United States, Germany, and the U.K.
•Over 0.7 million long-term contracted sub-metering services within Canada and the United States
•Approximately 3.0 million meters under management in Australia and New Zealand

56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Funds from Operations (FFO)	$190	$188	$569	$558
Maintenance capital expenditures	(19)	(20)	(60)	(56)
Adjusted Funds from Operations (AFFO)	$171	$168	$509	$502

Adjusted EBITDA(1)	$331	$312	$973	$935
Rate base	7,097	7,036	7,097	7,036
Return on rate base(2),(3)	12%	12%	12%	12%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Return on rate base is calculated as Adjusted EBITDA divided by weighted average rate base.
3.Return on rate base excludes impact of EBITDA earned from our home services policies, connections revenue, return of capital and IFRS 16 adjustments.

Our partnership earns a return on a regulated or notionally stipulated asset base, a metric which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended September 30, 2025, our utilities segment generated Adjusted EBITDA and FFO of $331 million and $190 million, compared to $312 million and $188 million, respectively, in the prior year. Adjusted EBITDA increased by 6% as the current period benefited from the continued benefit of inflation indexation and the commissioning of over $450 million of capital into the rate base over the last twelve months. FFO was impacted by higher borrowing costs associated with funding growth projects and higher interest rates in Brazil. Prior year results included earnings from two Mexican regulated natural gas transmission pipelines, divested in Q1 2025.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024	2025	2024	2025	2024
Commercial & Residential Distribution	$190	$177	$558	$518	$130	$125	$387	$361
Regulated Transmission	141	135	415	417	60	63	182	197
Total	$331	$312	$973	$935	$190	$188	$569	$558
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2025, our commercial and residential distribution operations generated Adjusted EBITDA of $190 million and FFO of $130 million, compared to $177 million and $125 million, respectively, in the prior year. Results benefited from inflation indexation, growth in the customer base and higher connections revenue at our U.K. regulated distribution business, and capital commissioned into rate base over the last 12 months.
For the three-month period ended September 30, 2025, our regulated transmission operations generated Adjusted EBITDA of $141 million and FFO of $60 million, compared to $135 million and $63 million, respectively, in the prior year. Results benefited from inflationary tariff increases across our operations. Prior year results include contribution from our two Mexican regulated natural gas transmission pipelines which were divested in Q1 2025. FFO was impacted by higher borrowing costs from higher interest rates in Brazil.
Q3 2025 INTERIM REPORT 57

The following table presents the roll-forward of our rate base:

US$ MILLIONS	For the three-month period ended September 30, 2025	For the nine-month period ended September 30, 2025	For the 12-month period ended December 31, 2024
Rate base, start of period(1)	$7,120	$6,699	$7,117
Capital expenditures commissioned	120	329	468
Inflation and other indexation	66	238	57
Acquisitions (asset sales)	(152)	(473)	78
Regulatory depreciation	(33)	(88)	(173)
Foreign exchange and other	(24)	392	(848)
Rate base, end of period	$7,097	$7,097	$6,699
1.Rate base excludes our North American and European residential warranty businesses.
As of September 30, 2025, our rate base was $7.1 billion. Rate base increased compared to December 31, 2024, from inflation indexation, new connections at our U.K regulated distribution business and long-term rental contracts secured at our residential decarbonization infrastructure platform. Rate base also benefited from the acquisition of an additional 50% interest in a portfolio of operational electricity transmission lines in Brazil, offset by the sale of our interest in two Mexican regulated natural gas transmission pipelines and the sale of a partial interest in our Indian gas pipeline.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next 2-3 years, as well as capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2025	For the nine-month period ended September 30, 2025	For the 12-month period ended December 31, 2024
Capital backlog, start of period	$605	$542	$562
Additional capital project mandates	146	412	485
Less: capital expenditures	(147)	(388)	(487)
Foreign exchange and other	(7)	31	(18)
Capital backlog, end of period	597	597	542
Construction work in progress	563	563	477
Total capital to be commissioned	$1,160	$1,160	$1,019
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. As of September 30, 2025, total capital to be commissioned was $1.2 billion which was consistent with $1.0 billion as of December 31, 2024. New connection mandates awarded were partially offset by capital projects commissioned into rate base. The largest contributor to capital expected to be commissioned into rate base is our U.K. regulated distribution business (approximately $800 million).
Recent Developments
In September, we entered into an agreement to acquire a South Korean industrial gas business that supplies gaseous nitrogen, clean dry air and other industrial gases to industry-leading and investment-grade semiconductor manufacturers. The transaction is expected to close in the fourth quarter of 2025. The total equity contribution is expected to be approximately $500 million (BIP’s share - approximately $125 million).
In October, we entered into an agreement to acquire Clarus, a New Zealand natural gas infrastructure business that primarily operates a leading gas transmission, distribution and storage business. The transaction is expected to close in the second quarter of 2026. The total equity contribution is expected to be approximately $270 million (BIP’s share - approximately $70 million).
58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Diversified Terminals
•Global fleet of approximately 7 million twenty-foot equivalent unit (“TEU”) intermodal containers under long-term contracts
•Approximately 30 million tonnes per annum (“mtpa”) liquefied natural gas (“LNG”) export terminal in the United States
•6 terminals in the U.K. facilitating global trade of goods, natural resources and commodities
Rail
•113 short line and regional freight railroads comprising approximately 21,000 km of track in North America and Europe
•Sole provider of rail network in the southern half of Western Australia with approximately 5,500 km of track and operator of approximately 9,800 km of rail in Brazil, of which 8,000 km are owned
Toll Roads
•Approximately 3,300 km of motorways in Brazil and Peru
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Funds from Operations (FFO)	$286	$308	$878	$929
Maintenance capital expenditures	(121)	(99)	(245)	(245)
Adjusted Funds from Operations (AFFO)	$165	$209	$633	$684

Adjusted EBITDA(1)	$395	$417	$1,198	$1,243
Adjusted EBITDA margin(2)	65%	65%	66%	65%
Growth capital expenditures	$202	$89	$304	$252
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Q3 2025 INTERIM REPORT 59

For the three-month period ended September 30, 2025, our transport segment generated FFO of $286 million compared to $308 million in the prior year. Adjusting for the impact of asset sales, FFO benefited from continued volume strength across our networks and average rate increases of 1% across our rail networks and 5% across our toll road portfolio. Prior year results reflect the contribution from our Australian export terminal which was divested during the quarter, and the contribution from a portfolio of fully contracted containers at our global intermodal logistics operation, in which we sold a 33% minority interest in Q1 2025.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024	2025	2024	2025	2024
Diversified Terminals	$199	$223	$631	$661	$150	$165	$465	$488
Rail	122	128	365	380	90	99	282	298
Toll Roads	74	66	202	202	46	44	131	143
Total	$395	$417	$1,198	$1,243	$286	$308	$878	$929
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2025, our diversified terminals operations reported Adjusted EBITDA of $199 million and FFO of $150 million compared to $223 million and $165 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased from the prior year from the sale of our Australian export terminal during the quarter and the sale of a 33% minority interest in a portfolio of fully contracted containers at our global intermodal logistics operation in Q1 2025.
For the three-month period ended September 30, 2025, our rail business generated Adjusted EBITDA of $122 million and FFO of $90 million compared to $128 million and $99 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflationary tariff increases of 1% across the portfolio, and a 8% increase in rail volumes at our Brazilian rail network, offset by lower volumes at our Australian rail operation and the impact of foreign exchange.
For the three-month period ended September 30, 2025, our toll roads contributed Adjusted EBITDA of $74 million and FFO of $46 million compared to $66 million and $44 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from an average inflationary tariff increase of 5% and a 2% increase in traffic volumes. FFO was impacted by higher borrowing costs.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2025	For the nine-month period ended September 30, 2025	For the 12-month period ended December 31, 2024
Capital backlog, start of period	$312	$461	$714
Additional capital project mandates	195	269	151
Impact of (asset sales) acquisitions	—	(155)	9
Less: capital expenditures	(202)	(304)	(337)
Foreign exchange and other	3	37	(76)
Capital backlog, end of period	308	308	461
Construction work in progress	154	154	193
Total capital to be commissioned	$462	$462	$654
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, enhancing and modernizing existing infrastructure at our terminals, and increasing and widening lanes on certain routes to support traffic growth. As of September 30, 2025, total capital to be commissioned was $462 million compared to $654 million as of December 31, 2024.

60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Recent Developments
In May, we entered into an agreement to acquire a leading railcar leasing platform in partnership with GATX Corporation (“GATX”), a best-in-class railcar lessor. The acquired railcar fleet is split into two components, including an operating lease portfolio of over 103,000 railcars and a finance lease portfolio of over 23,000 railcars. We are acquiring a 70% interest in the operating lease portfolio through a structured investment that facilitates the transfer of ownership to GATX over the next ten years or less. Separately, we are acquiring 100% of the finance lease assets, which are fully contracted and have all maintenance and operating expenses of the assets borne by the customers. GATX will operate and manage both portfolios. The transaction is anticipated to close in the first quarter of 2026, with a total purchase price of approximately $5.3 billion. The total equity contribution is expected to be approximately $1.2 billion (BIP’s share – approximately $300 million).
Q3 2025 INTERIM REPORT 61

Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or strong positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable. Approximately 70% of our midstream segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 19,500 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in the United States and Canada
•16 natural gas and natural gas liquids processing facilities, with approximately 5.6 billion cubic feet (“Bcf”) per day of gross processing capacity in Canada
•Approximately 280 Bcf of natural gas storage in the United States and Canada
•4 terminals with tank capacity of 685,000 barrels per day (b/d) across the United States
•525,000 tonnes per year of polypropylene production capacity in Canada
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Funds from Operations (FFO)	$156	$147	$482	$460
Maintenance capital	(44)	(40)	(122)	(117)
Adjusted Funds from Operations (AFFO)	$112	$107	$360	$343

Adjusted EBITDA(1)	237	238	740	721
Adjusted EBITDA margin(2)	58%	60%	61%	58%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.
For the three-month period ended September 30, 2025, our midstream operations generated Adjusted EBITDA and FFO of $237 million and $156 million compared to $238 million and $147 million in the prior year. Results benefited from strong asset utilization, higher contracted revenues across our midstream operations and higher take or pay processing volumes at our polypropylene facility, partially offset by lower rates on foreign exchange hedge contracts. Current year results include contribution from the acquisition of our U.S. pipeline system during the quarter, while prior year results include contribution from our U.S. gas pipeline which was divested in Q2 2025.
62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2025	For the nine-month period ended September 30, 2025	For the 12-month period ended December 31, 2024
Capital backlog, start of period	$189	$230	$270
Additional capital project mandates	8	109	126
Less: capital expenditures	(27)	(116)	(155)
Impact of acquisitions (asset sales)	11	(50)	—
Foreign exchange and other	(4)	4	(11)
Capital backlog, end of period	177	177	230
Construction work in progress	66	66	142
Total capital to be commissioned	$243	$243	$372
As of September 30, 2025, total capital to be commissioned was $243 million compared to $372 million as of December 31, 2024. The total capital to be commissioned relates to additional growth projects that are expected to expand capacity across our midstream businesses.

Q3 2025 INTERIM REPORT 63

Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to telecom companies, technology and cloud computing providers, and enterprise clients, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments. The majority of these services and access to infrastructure are contracted on a medium to long-term basis (up to over 25 years) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows. Over 95% of our Data segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in Germany, Austria, France, the U.K., the United States and India. Within our data storage operations, we have approximately 2,200 large, blue-chip enterprise customers, predominantly in the U.S. that are diversified across multiple industries, and hyperscale customers who utilize our operations across the Americas, Europe and Asia Pacific.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 308,000 operational telecom towers in India, France, Germany, Austria and the U.K.
•Approximately 77,000 km of fiber optic cable located in Australia, Brazil, and the United States
•Over 70 distributed antenna systems in the U.K.
•Approximately 700,000 fiber-to-the-premise connections in Australia and the United States
•2 semiconductor manufacturing foundries in the United States
Data Storage
•Over 140 data centers, with approximately 1.1 gigawatt of installed critical load capacity, and an additional approximately 500 megawatts of contracted capacity
Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Funds from Operations (FFO)	$138	$85	$353	$231
Maintenance capital	(10)	(8)	(32)	(20)
Adjusted Funds from Operations (AFFO)	$128	$77	$321	$211

Adjusted EBITDA(1)	$211	$151	$558	$420
Adjusted EBITDA margin(2)	71%	67%	69%	65%
Growth capital expenditures	$609	$297	$1,629	$899
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three-month period ended September 30, 2025, our data segment generated Adjusted EBITDA and FFO of $211 million and $138 million, respectively, versus $151 million and $85 million, respectively, in the prior year. Results benefited from additional points-of-presence at our tower and fiber operations, the commissioning of additional megawatts across our global data center platform and from an increase in income earned by our hyperscale developers as they execute their business plans. Current year results also reflect contribution from our U.S. fiber network acquired during the quarter, and the full quarter contribution from the tuck-in acquisition of 76,000 telecom tower sites in India.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024	2025	2024	2025	2024
Data Transmission & Distribution	$117	$96	$326	$267	$79	$60	$225	$165
Data Storage	94	55	232	153	59	25	128	66
Total	$211	$151	$558	$420	$138	$85	$353	$231
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2025, our data transmission and distribution operations generated Adjusted EBITDA of $117 million and FFO of $79 million, compared to $96 million and $60 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from additional points-of-presence across our portfolio. Current year results also reflect contribution from our U.S. fiber network acquired during the quarter, and the full quarter contribution from the tuck-in acquisition of 76,000 telecom tower sites in India.
For the three-month period ended September 30, 2025, our data storage operations generated Adjusted EBITDA of $94 million and FFO of $59 million, compared to $55 million and $25 million, respectively, in the prior year. Results benefited from the commissioning of additional megawatts across our global data center portfolio. Results also benefited from an increase in income earned by our hyperscale developers as they execute their business plans.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2025	For the nine-month period ended September 30, 2025	For the 12-month period ended December 31, 2024
Capital backlog, start of period	$3,262	$3,888	$4,104
Impact of acquisitions (asset sales)	128	132	(4)
Additional capital project mandates	53	386	1,031
Less: capital expenditures	(609)	(1,629)	(1,187)
Foreign exchange and other	(4)	53	(56)
Capital backlog, end of period	2,830	2,830	3,888
Construction work in progress	3,142	3,142	1,829
Total capital to be commissioned	$5,972	$5,972	$5,717

As of September 30, 2025, total capital to be commissioned was $6.0 billion compared to $5.7 billion as of December 31, 2024. Capital to be commissioned includes approximately $4.6 billion within our Data Transmission & Distribution operations and approximately $1.4 billion at our Data Storage operations. Capital to be commissioned includes projects such as our partnership with Intel to build two semiconductor foundries in United States, the build-out of additional sites and new tenancies at our telecom tower operations, additional connections across our global fiber operations and increasing the capacity of our data storage network.

Q3 2025 INTERIM REPORT 65

The following table presents the components of our Corporate segment, at our partnership’s share:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Adjusted EBITDA(1)	$(107)	$(113)	$(312)	$(302)
Funds from Operations (FFO)	(116)	(129)	(344)	(356)
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2025, Adjusted EBITDA and FFO for our Corporate segment were losses of $107 million and $116 million, compared to $113 million and $129 million, respectively, in the prior year. Results of our Corporate segment are mainly driven by management fees. Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Invested Capital.
Adjusted EBITDA, FFO, AFFO and Invested Capital are presented based on our partnership’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Adjusted EBITDA, FFO, AFFO and Invested Capital are not, and are not intended to be, presented in accordance with IFRS Accounting Standards. Under IFRS Accounting Standards, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 10 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS Accounting Standards as these reconciling items include our partnership’s share of earnings (losses) from investments in associates attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide financial results attributable to the partnership because we believe they assist investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS Accounting Standards. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS Accounting Standards, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Invested Capital has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate results attributable to the partnership or common equity differently than we do.
Because of these limitations, our financial information presented based on the partnership’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS Accounting Standards.
See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS Accounting Standards along with a breakdown of each of the reconciling items by type and by operating segment.
Net income is the most directly comparable IFRS measure to FFO, AFFO and Adjusted EBITDA. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;
•FFO does not include the impact of mark-to-market gains or losses;
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations;
•FFO includes income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites;
•Our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market gains (losses) which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
We also focus on Adjusted EBITDA. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of our current capital structure and tax profile in assessing the operating performance of our businesses.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Q3 2025 INTERIM REPORT 67

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Net income	$750	$234	$1,528	$1,232
Add back or deduct the following:
Depreciation and amortization expense	1,050	854	2,951	2,672
Share of earnings from investments in associates and joint ventures(1)	(437)	(56)	(548)	(192)
FFO contribution from investments in associates and joint ventures(1)	274	238	756	708
Deferred tax expense (recovery)	114	(56)	32	(257)
Mark-to-market losses	158	23	423	61
Other (income) expenses(2)	(217)	200	(400)	100
FFO attributable to non-controlling interests(3)	(1,038)	(838)	(2,804)	(2,502)
FFO	654	599	1,938	1,822
Maintenance capital expenditures	(194)	(167)	(459)	(438)
AFFO	$460	$432	$1,479	$1,384
1.FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. With consideration of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates and joint ventures.
2.Other (income) expenses corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
All reconciling amounts from net income to FFO presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “FFO contribution from investments in associates and joint ventures” and “FFO attributable to non-controlling interests”, our partnership’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three and nine-month periods ended September 30, 2025, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and FFO attributable to non-controlling interests. Depreciation and amortization for the three and nine-month periods increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year predominantly due to recent acquisitions and organic growth which were partially offset by impact of dispositions. FFO contribution from investments in associates and joint ventures increased from the prior year mainly as a result of organic growth, partially offset by dispositions.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $194 million and $459 million for the three and nine-month periods ended September 30, 2025 (2024: $167 million and $438 million).
68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Net income	$750	$234	$1,528	$1,232
Add back or deduct the following:
Depreciation and amortization expense	1,050	854	2,951	2,672
Interest expense	1,014	873	2,822	2,493
Share of earnings from investments in associates and joint ventures(1)	(437)	(56)	(548)	(192)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	329	351	1,018	1,045
Income tax expense	287	79	596	172
Mark-to-market losses	158	23	423	61
Other (income) expense	(320)	107	(712)	(158)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,764)	(1,460)	(4,921)	(4,308)
Adjusted EBITDA	$1,067	$1,005	$3,157	$3,017
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or addback of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
All reconciling amounts presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Adjusted EBITDA contributions from investments in associates and joint ventures” and “Adjusted EBITDA attributable to non-controlling interests”, our partnership’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three and nine-month periods ended September 30, 2025, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures, and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization for the three and nine-month periods increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year, mainly as a result of contributions from organic growth which were partially offset by dispositions. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to recent acquisitions and organic growth which were partially offset by the impact of dispositions.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2025	2024	2025	2024
Net income per limited partnership unit(1)	$0.44	$(0.18)	$0.45	$(0.18)
Add back or deduct the following:
Depreciation and amortization	0.57	0.52	1.64	1.58
Deferred taxes and other items(2)	(0.18)	0.42	0.37	0.91
Per unit FFO(3)	$0.83	$0.76	$2.46	$2.31
1.Average number of limited partnership units outstanding on a time weighted basis for the three and nine-month periods ended September 30, 2025, was 461.1 million and 459.8 million, respectively (2024: 461.7 million and $461.5 million).
2.Refer to the reconciliation of net income to FFO above for a description of balances included within other.
3.Average units outstanding on a time weighted basis during the three and nine-month periods ended September 30, 2025, was 791.5 million and 790.2 million, respectively (2024: 792.2 million and 792.1 million).
Q3 2025 INTERIM REPORT 69

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Partnership Capital	$34,468	$29,853
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(25,619)	(20,568)
Deficit	6,255	5,674
Accumulated other comprehensive income	(1,582)	(1,335)
Ownership changes and other	(653)	(653)
Invested Capital	$12,869	$12,971
During the nine-month period ended September 30, 2025, invested capital decreased as a result of the redemption of the Series 1 Preferred Units and repurchase of limited partnership units, partially offset by the issuance of limited partnership units.
The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2025, and 2024:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Opening balance	$12,866	$13,038	$12,971	$13,032
Net redemption of preferred units	—	—	(96)	—
Repurchase of limited partnership units	—	—	(14)	—
Issuance of limited partnership units	3	3	8	9
Ending balance	$12,869	$13,041	$12,869	$13,041
Weighted Average Invested Capital	$12,866	$13,038	$12,933	$13,035
We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our Invested Capital to determine how much capital we believe was returned in the current year.
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three and nine-month periods ended September 30, 2025, were $460 million and $1,479 million, respectively (2024: $432 million and $1,384 million). Estimated returns of capital for the three and nine-month periods ended September 30, 2025, were $32 million and $96 million, respectively (2024: $30 million and $91 million).
Our partnership has met its investment return objectives for the three and nine-month periods ended September 30, 2025, with returns on Invested Capital of 14% and 14%, respectively (2024: 12% and 13%).
Reconciliation of Segment Adjusted EBITDA
Adjusted EBITDA for each of our operating segments is presented based on our partnership’s share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, interest, depreciation and amortization, income taxes, the impact of mark-to-market losses (gains) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS Accounting Standards as these reconciling items include our partnership’s share of earnings (losses) from investments in associates and joint ventures attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by the partnership apportioned to each of the above-noted items.
70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS Accounting Standards:

FOR THE THREE-MONTH PERIOD ENDED September 30, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$109	$677	$71	$15	$(122)	$750

Add back or deduct the following:
Depreciation and amortization	235	239	268	308	—	1,050
Interest expense	334	153	209	254	64	1,014
Share of losses (earnings) from investments in associates and joint ventures(1)	2	(382)	(6)	(38)	(13)	(437)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	7	217	—	105	—	329
Income tax expense	128	10	4	111	34	287
Mark-to-market losses (gains)	46	(5)	(2)	148	(29)	158
Other expenses (income)	21	(100)	70	(270)	(41)	(320)
Adjusted EBITDA attributable to non-controlling interests(2)	(551)	(414)	(377)	(422)	—	(1,764)
Adjusted EBITDA	$331	$395	$237	$211	$(107)	$1,067

FOR THE THREE-MONTH PERIOD ENDED September 30, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$154	$229	$38	$42	$(229)	$234

Add back or deduct the following:
Depreciation and amortization	210	272	190	182	—	854
Interest expense	265	156	165	215	72	873
Share of (earnings) losses from investments in associates and joint ventures(1)	(3)	(56)	(12)	3	12	(56)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	32	211	35	73	—	351
Income tax expense (recovery)	88	(14)	—	8	(3)	79
Mark-to-market losses (gains)	9	(8)	14	(40)	48	23
Other expenses (income)	19	84	22	(5)	(13)	107
Adjusted EBITDA attributable to non-controlling interests(2)	(462)	(457)	(214)	(327)	—	(1,460)
Adjusted EBITDA	$312	$417	$238	$151	$(113)	$1,005

Q3 2025 INTERIM REPORT 71

FOR THE NINE-MONTH PERIOD ENDED September 30, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$576	$1,423	$407	$(235)	$(643)	$1,528

Add back or deduct the following:
Depreciation and amortization	684	743	676	848	—	2,951
Interest expense	900	445	525	755	197	2,822
Share of (earnings) losses from investments in associates and joint ventures(1)	(102)	(461)	(37)	18	34	(548)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	50	642	64	262	—	1,018
Income tax expense	327	21	24	136	88	596
Mark-to-market losses (gains)	55	(15)	9	290	84	423
Other expenses (income)	67	(390)	(83)	(234)	(72)	(712)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,584)	(1,210)	(845)	(1,282)	—	(4,921)
Adjusted EBITDA	$973	$1,198	$740	$558	$(312)	$3,157

FOR THE NINE-MONTH PERIOD ENDED September 30, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$487	$689	$103	$506	$(553)	$1,232

Add back or deduct the following:
Depreciation and amortization	641	815	618	598	—	2,672
Interest expense	764	443	465	612	209	2,493
Share of (earnings) losses from investments in associates and joint ventures(1)	(11)	(185)	(45)	15	34	(192)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	96	618	117	214	—	1,045
Income tax expense (recovery)	306	(19)	5	(141)	21	172
Mark-to-market losses (gains)	20	(12)	16	15	22	61
Other expenses (income)	42	228	71	(464)	(35)	(158)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,410)	(1,334)	(629)	(935)	—	(4,308)
Adjusted EBITDA	$935	$1,243	$721	$420	$(302)	$3,017
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or addback of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at September 30, 2025, and December 31, 2024.
Our group-wide liquidity at September 30, 2025, consisted of the following:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Corporate cash and financial assets	$407	$276
Committed corporate credit facility	2,225	2,225
Subordinate corporate credit facility	1,000	1,000
Draws under corporate credit facility	—	(300)
Commitments under corporate credit facility	(11)	(10)
Commercial paper	(1,100)	(850)
Partnership’s share of cash retained in businesses	1,388	1,525
Partnership’s share of availability under subsidiary credit facilities	1,631	1,617
Group-wide liquidity	$5,540	$5,483
We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $5.5 billion, an increase over our liquidity position as at December 31, 2024, primarily due to proceeds received from recent dispositions.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of September 30, 2025, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended September 30
US$ MILLIONS	Average Term (years)	2026	2027	2028	2029	2030	Beyond	Total
Corporate borrowings(1)	15	$—	$—	$827	$—	$862	$2,505	$4,194
Non-recourse borrowings	7	4,447	4,800	4,503	6,030	10,050	27,875	57,705
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Consolidated debt	$61,918	$51,094
Add: partnership’s share of debt of investments in associates:
Utilities	285	608
Transport	3,139	3,494
Midstream	—	488
Data	6,334	4,190
Add: partnership’s share of debt directly associated with assets held for sale	489	—
Less: borrowings attributable to non-controlling interest(1)	(38,604)	(29,927)
Premium on debt, cross currency swaps and other	326	696
Debt attributable to the partnership	$33,887	$30,643
1.Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over period-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to the Partnership.
Q3 2025 INTERIM REPORT 73

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnership’s share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	September 30, 2025	December 31, 2024
Debt attributable to the partnership
Utilities	$6,346	$5,966
Transport	6,902	7,513
Midstream	5,967	6,076
Data	9,409	6,546
Corporate	5,263	4,542
Total debt attributable to the partnership	$33,887	$30,643
Partnership’s share of cash retained in businesses(1)
Utilities	$146	$273
Transport	362	390
Midstream	56	122
Data	824	740
Corporate(2)	407	276
Total partnership’s share of cash retained in businesses	$1,795	$1,801
Net debt
Utilities	$6,200	$5,693
Transport	6,540	7,123
Midstream	5,911	5,954
Data	8,585	5,806
Corporate	4,856	4,266
Total net debt	$32,092	$28,842
1.The partnership’s share of cash retained in the businesses includes $875 million of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $1,693 million of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
2.The partnership’s share of cash retained in corporate includes corporate financial assets.

74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of September 30, 2025, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2025	2026	2027	2028	2029	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	15	$—	$—	$324	$503	$503	$2,864	$4,194
Total recourse borrowings	15	—	—	324	503	503	2,864	4,194
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	10	19	191	178	728	414	3,082	4,612
Regulated Transmission	8	5	79	93	155	369	1,033	1,734
	9	24	270	271	883	783	4,115	6,346

Transport
Diversified Terminals	5	31	377	720	263	281	2,214	3,886
Rail	5	5	193	24	262	225	1,045	1,754
Toll Roads	8	55	150	153	150	120	634	1,262
	6	91	720	897	675	626	3,893	6,902

Midstream(3)	6	4	216	300	776	1,119	3,552	5,967

Data
Data Transmission & Distribution	7	8	414	197	672	937	4,658	6,886
Data Storage	4	32	90	202	820	356	1,023	2,523
	6	40	504	399	1,492	1,293	5,681	9,409

Total non-recourse borrowings(2),(4)	7	159	1,710	1,867	3,826	3,821	17,241	28,624
Total borrowings(5)	8	$159	$1,710	$2,191	$4,329	$4,324	$20,105	$32,818
Percentage of total borrowings		—%	5%	7%	13%	13%	62%	100%
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details. The calculation of net debt in the table above excludes these adjustments.
2.Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
3.Commercial paper obligations at our Canadian diversified midstream operations are fully backstopped by their credit facility, and have been presented in the table above in accordance with its related maturity.
4.As of September 30, 2025, no debt attributable to the partnership was in breach of asset-level financial covenants.
5.As of September 30, 2025, approximately 34% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 16% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 12% of our total borrowings, inclusive of the impact of interest rate swaps.

Debt attributable to the partnership has an average term of seven years. Our partnership’s share of net debt-to-capitalization ratio, defined as our partnership’s share of net debt divided by the sum of our partnership’s share of net debt and invested capital, as of September 30, 2025, was 71%. The weighted average cash interest rate is 5.9% for the overall business (September 30, 2024: 5.9%), in which our utilities, transport, midstream, data, and corporate segments were 7.1%, 6.0%, 5.6%, 5.9%, and 4.9%, respectively (September 30, 2024: 6.3%, 5.7%, 5.7%, 6.2% and 5.3%).
We define “debt attributable to the partnership,” which is a non-IFRS measure, as our partnership’s share of borrowing obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to the partnership, net of the partnership’s share of cash and cash equivalents. Our partnership’s share of cash and cash equivalents is calculated as cash and cash equivalent as reported under IFRS Accounting Standards, plus our share of cash and cash equivalents held by investments in associates and joint ventures, less the amounts attributable to non-controlling interests.
Q3 2025 INTERIM REPORT 75

Debt attributable to the partnership and net debt are not, and are not intended to be, presented in accordance with IFRS Accounting Standards. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS Accounting Standards, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to the partnership and net debt has limitations as an analytical tool, including the following:
•Debt attributable to the partnership and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our partnership may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to the partnership for all of our portfolio investments; and
•Other companies may calculate debt attributable to the partnership and net debt differently than we do.
Debt attributable to the partnership and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both metrics are expected to provide useful information as to how the partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage. Further, the partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any other non-consolidated investments.
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Weighted average Invested Capital for the three and nine-month periods ended September 30, 2025, was $12,866 million and $12,933 million, respectively. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.
76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at September 30, 2025:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$4,181	$111	$72	$232	$4,596
Corporate borrowings(1)	1,100	—	1,690	2,504	5,294
Non-recourse borrowings(1)	4,447	4,800	20,583	27,875	57,705
Financial liabilities	384	250	511	2,374	3,519
Lease liabilities	645	582	1,484	2,615	5,326
Interest expense:
Corporate borrowings(2)	282	282	650	2,350	3,564
Non-recourse borrowings	3,565	3,359	7,541	5,822	20,287
1.Borrowings excludes deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
2.Interest expense on Corporate borrowings include undiscounted interest obligations on $300 million, $180 million, $250 million, and $158 million of subordinated notes maturing March 15, 2055, September 1, 2055, May 24, 2081, and May 31, 2084, with coupon rates of 6.8%, 5.6%, 5.0%, and 7.3% respectively.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $416 million per year based on the September 30, 2025, market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
Q3 2025 INTERIM REPORT 77

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of September 30, 2025. The adjusted equity investment balances reflect the book value of our assets as of September 30, 2025, which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	GBP	EUR	AUD	BRL	CAD(2)	INR	Other
Gross Equity Investments – US$	$5,453	$2,545	$1,848	$1,030	$1,276	$170	$67	$323
Corporate Items – US$(3)	(3,863)	—	—	—	—	—	—	—
Equity Investment – US$	1,590	2,545	1,848	1,030	1,276	170	67	323
FX contracts – US$	5,771	(2,519)	(1,848)	(789)	(338)	(170)	(67)	(40)
Net unhedged	$7,361	$26	$—	$241	$938	$—	$—	$283
% of equity investment hedged	N/A	99%	100%	77%	26%	100%	100%	12%
1.USD net equity investment excludes $389 million of preferred units and $293 million of perpetual subordinated notes.
2.CAD net equity investment excludes $433 million of preferred units and preferred shares.
3.Includes medium-term notes, subordinated notes, commercial paper issuances, the deposit from our parent and working capital at the corporate level.
At September 30, 2025, 83% of our net equity investment is U.S. dollar functional. For the three-month period ended September 30, 2025, we recorded gains in comprehensive income of $141 million (September 30, 2024: losses of $167 million) related to foreign exchange contracts.
CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has over $2 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of FFO to fund the equity component of recurring growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Net income attributable to the partnership(1)	$440	$(52)	$634	$126
Funds from Operations (FFO)	654	599	1,938	1,822
Adjusted Funds from Operations (AFFO)	460	432	1,479	1,384
Distributions(2)	435	411	1,308	1,233
FFO payout ratio(3)	67%	69%	67%	68%
AFFO payout ratio(4)	95%	95%	88%	89%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Includes partnership distributions, partnership preferred distributions, and perpetual subordinated note distributions.
3.FFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by FFO.
4.AFFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by AFFO.
The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:
i) The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;
ii) The partnership’s group-wide liquidity and its ability to fund committed capital investments.
Q3 2025 INTERIM REPORT 79

SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of debt securities issued by Brookfield Infrastructure Finance ULC (“Alberta Finco”) and BIP Bermuda Holdings I Limited (“Bermuda Holdco”), which are fully and unconditionally guaranteed, on a subordinated basis, by our partnership. In addition, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc. (“BIPC Holdings”) (collectively, together with our partnership, “Guarantor Group A” or the “Group A Guarantors”) have also guaranteed the payment of principal, premium (if any), interest and certain other amounts under certain series of senior or subordinated debt securities issued by Alberta Finco (including the 2021 Alberta Finco Notes (as described below)) and/or Bermuda Holdco (including the Perpetual Subordinated Notes (as defined below)), as applicable. Separately, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Can Holdco, Brookfield Infrastructure LLC and BIPC Holdings (collectively, together with our partnership, “Guarantor Group B” or the “Group B Guarantors”) have guaranteed, and may in the future guarantee, the payment of principal, premium (if any), interest and certain other amounts under certain other senior or subordinated debt securities issued from time to time by Alberta Finco (including the 2024 Alberta Finco Notes (as defined below)) and/or Bermuda Holdco, as applicable.
Fincos and Guarantor Group A
The following tables present summarized financial information for the following:
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantor Group A (including our partnership).
For purposes of the tables immediately below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the nine-month period ended September 30, 2025 US$ MILLIONS	Fincos and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	147	147	—
Net income	(87)	129	(216)
For the year ended December 31, 2024
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	1,146	1,146	—
Net income	849	1,135	(286)
1.Total revenues of our Partnership and its controlled subsidiaries were $16,796 million and $21,039 million for the nine-month period ended September 30, 2025 and the year ended December 31, 2024, respectively.
2.Other income includes dividend and interest income.
80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Statement of Financial Position
As of September 30, 2025 US$ MILLIONS	Fincos and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,238	$2,238	$—
Total assets(1)	4,188	4,188	—
Current liabilities	9,168	9,086	82
Total liabilities	9,543	9,441	102

As of December 31, 2024
Current assets	$1,982	$1,982	$—
Total assets(1)	3,867	3,867	—
Current liabilities	8,024	7,942	82
Total liabilities	8,562	8,460	102
1.Total assets of our partnership and its controlled subsidiaries were $124,299 million and $104,590 million as of September 30, 2025 and December 31, 2024, respectively.
Fincos and Guarantor Group B
The following tables present summarized financial information for the following:
•the Fincos; and
•the Guarantor Group B (including our partnership).
For purposes of the tables immediately below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the nine-month period ended September 30, 2025 US$ MILLIONS	Fincos and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	489	489	—
Net income	287	469	(182)
For the year ended December 31, 2024
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	947	947	—
Net income	685	929	(244)
1.Total revenues of our Partnership and its controlled subsidiaries were $16,796 million and $21,039 million for the nine-month period ended September 30, 2025, and the year ended December 31, 2024, respectively.
2.Other income includes dividend and interest income.
Q3 2025 INTERIM REPORT 81

	Statement of Financial Position
As of September 30, 2025 US$ MILLIONS	Fincos and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,487	$2,487	$—
Total assets(1)	4,608	4,608	—
Current liabilities	8,993	8,923	70
Total liabilities	10,113	9,554	559

As of December 31, 2024
Current assets	$2,231	$2,231	$—
Total assets(1)	4,288	4,288	—
Current liabilities	7,866	7,794	72
Total liabilities	8,533	8,446	87
1.Total assets of our partnership and its controlled subsidiaries were $124,299 million and $104,590 million as of September 30, 2025, and December 31, 2024, respectively.
Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “2021 Alberta Finco Notes”), which will mature on May 24, 2081. The 2021 Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, as of May 24, 2021 by and among Alberta Finco, our partnership, the other Group A Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The 2021 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The 2021 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 24, 2026. The Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the 2021 Alberta Finco Notes was used to redeem our Series 5 Preferred Units on September 30, 2021, and the remainder for general corporate purposes. The 2021 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Alberta Finco). The 2021 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
In May 2024, Alberta Finco issued $150 million of Subordinated Notes due 2084 at a fixed rate of 7.250% per annum (the “May 2024 Alberta Finco Notes”), which will mature on May 31, 2084. In June 2024, Alberta Finco issued an additional $8 million of the May 2024 Alberta Finco Notes. The May 2024 Alberta Finco Notes were issued pursuant to the second supplemental indenture, dated as of May 31, 2024, to the Alberta Finco Indenture. The May 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The May 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 31, 2029. The May 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The May 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The May 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 16, upon the occurrence of certain bankruptcy-related events.
82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

In November 2024, Alberta Finco issued $300 million of 6.750% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055 (the “November 2024 Alberta Finco Notes” and together with the May 2024 Alberta Finco Notes, the “2024 Alberta Finco Notes”), which will mature on March 15, 2055. The November 2024 Alberta Finco Notes were issued pursuant to the third supplemental indenture, dated as of November 29, 2024, to the Alberta Finco Indenture. The November 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The November 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option (i) between December 15, 2029 and March 15, 2030, and (ii) after March 15, 2030 on any September 15 or March 15 occurring before maturity on March 15, 2055. The November 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The November 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The November 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 17, upon the occurrence of certain bankruptcy-related events.
Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of perpetual subordinated notes at a fixed rate of 5.125% per annum (the “Perpetual Subordinated Notes”). The Perpetual Subordinated Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Group A Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Perpetual Subordinated Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Perpetual Subordinated Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Perpetual Subordinated Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Perpetual Subordinated Notes was used to redeem our Series 7 Preferred Units on March 31, 2022, and the remainder for working capital purposes. The Perpetual Subordinated Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Bermuda Holdco).
Q3 2025 INTERIM REPORT 83

CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the following two categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, midstream and data operations;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%+. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, midstream and data assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Growth capital expenditures by segment
Utilities	$147	$125	$388	$354
Transport	202	89	304	252
Midstream	27	32	116	106
Data	609	297	1,629	899
	$985	$543	$2,437	$1,611
Growth capital expenditures for the three-month period ended September 30, 2025, were $985 million, compared to $543 million during the same period in 2024. Growth capital expenditures increased in our transport segment primarily from the tuck in acquisition of a portfolio of fully-leased containers at our global intermodal logistics operation, and in our data segment from construction progress at our semiconductor manufacturing foundries in the United States.
84 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Low	High	2025	2024	2025	2024
Maintenance capital expenditures by segment
Utilities	$80	$90	$19	$20	$60	$56
Transport	330	360	121	99	245	245
Midstream	150	160	44	40	122	117
Data	40	50	10	8	32	20
	$600	$660	$194	$167	$459	$438
Maintenance capital expenditures for the three-month period ended September 30, 2025, were $194 million, a $27 million increase from the same period in 2024. Following the closing of new investments and asset sales, we estimate annual maintenance capital expenditures to be $80-90 million, $330-360 million, $150-160 million, and $40-50 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $600-660 million. As of September 30, 2025, our maintenance capital expenditures were within our estimated range. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
DEPRECIATION, AMORTIZATION AND RETURN OF CAPITAL ESTIMATES
When determining the fair value, useful life and residual value of essential, long-life infrastructure investments, certain judgments and estimates are used. As a result, our partnership’s depreciation and amortization is not directly comparable to the level of capital required to maintain the structural integrity and safety of our physical assets and their operating cash flow profile. There are three distinct limitations with using our partnership’s accounting depreciation as a proxy for annual maintenance capital requirements which are as follows:
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS Accounting Standards. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflect our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains alone result in an increase in our reported depreciation by almost 25%.
ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our partnership’s share of depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
iii)Depreciation over accounting useful life is not always reflective of annual maintenance expenditures as many of our infrastructure assets have very minimal maintenance requirements. An illustrative example of this is our U.K. regulated distribution business, the largest independent ‘last mile’ gas and electricity connection provider in the country with over two million multi-utility connections in place today. Under our adopted accounting standards, IFRS Accounting Standards, we are required to depreciate the network over a period of up to 60 years. However, our network assets, which consist primarily of nearly indestructible pipes installed several feet underground, require minimal on-going maintenance.
Q3 2025 INTERIM REPORT 85

Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Our partnership’s largest concession-based investments are in our toll road businesses. These concessions are for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads could last up to 100 years, however concession periods can range between 20-40 years).
Different from the many perpetual franchises we own, cash flow streams over an investment period of concession arrangements will include the return of capital invested. As such, we believe investors should understand the portion of our cash flows that we estimate are a return of capital. We complete this estimate by reviewing the cash flow profile over the concession period as underwritten, and estimate the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
The following table summarizes the return of capital estimates for the three and nine-month periods ended September 30, 2025, and September 30, 2024:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Return of capital(1)	$(32)	$(30)	$(96)	$(91)
1.Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell this business for net-to-BIP after-tax proceeds of approximately $700 million across three individual transactions, while having nine fewer years remaining on the concession. The asset sale resulted in an IRR of 16%. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
To enhance the comparability of our financial statements and non-IFRS metrics, we encourage investors to consider the maintenance capital expenditure ranges and return of capital estimates included in our disclosures. These disclosures, when combined with our IFRS and non-IFRS measures, will provide users with a fulsome view of our operating performance over time.
86 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2025	2024	2025	2024
Cash from operating activities(1)	$1,870	$1,194	$3,927	$3,092
Cash used by investing activities	(10,139)	(2,309)	(10,703)	(5,655)
Cash from financing activities	8,592	1,370	7,295	2,351
1.Our partnership’s cash from operating activities include reduction to cash related to the impact of finance lease receivables signed at our North American residential decarbonization infrastructure business. The business presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Three-month period ended September 30, 2025 and 2024
Cash from operating activities
Cash from operating activities totaled $1.9 billion for the three-month period ended September 30, 2025, an increase from the same period in 2024, as a result of increased distributions from our investments in associates due to our recent dispositions, contributions from recent acquisitions and organic growth across our segments.
Cash used by investing activities
Cash used by investing activities totaled $10.1 billion for the three-month period ended September 30, 2025, as compared to cash used by investing activities of $2.3 billion from the same period in 2024. The current period includes approximately $2.5 billion of proceeds from the partial dispositions of our interest in a European hyperscale data center platform and a stabilized container portfolio within our global intermodal logistics operation, and sale of our Australian export terminal. These benefits were more than offset by $9.7 billion of capital invested in acquisitions of businesses and approximately $2.9 billion net capital invested in long-lived and financial assets and other investing activities. The prior period included the impacts of the acquisition of an Indian telecom tower operation for approximately $1.7 billion and net capital invested in long-lived and financial assets of approximately $0.6 billion.
Cash from financing activities
Cash from financing activities totaled $8.6 billion for the three-month period ended September 30, 2025, as compared to cash used by financing activities of $1.4 billion from the same period in 2024. The current period included net proceeds from borrowings of $4.7 billion, net capital provided by non-controlling interests of $4.8 billion, partially offset by distribution to unitholders of $0.4 billion and other financing outflows of $0.5 billion. The prior period included net proceeds from borrowings of $2.3 billion, which were partially offset by net capital provided to non-controlling interests of $0.1 billion, lease repayments and other financing activities of approximately $0.4 billion and distribution to unitholders of $0.4 billion.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	September 30, 2025	December 31, 2024
Redeemable Partnership Units, held by Brookfield	190,299,956	190,299,956
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	461,233,824	461,855,350
Total	653,934,411	654,555,937
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the Exchange LP units, BIPC exchangeable LP units, BIPC class A.2 exchangeable shares and the BIPC exchangeable shares exceed specified target levels. To the extent distributions on these securities exceed $0.1218 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.1320 per unit/share.
Q3 2025 INTERIM REPORT 87

To the extent that distributions on limited partnership units, Exchange LP units, BIPC exchangeable LP units, BIPC class A.2 exchangeable shares, and BIPC exchangeable shares exceed $0.1320 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and nine-month periods ended September 30, 2025, an incentive distribution of $80 million and $240 million respectively, was paid to the special general partner (2024: $74 million and $221 million).
ENTERPRISE VALUE
We define enterprise value as the market capitalization of our partnership plus preferred units and the partnership’s share of debt, net of cash. In addition to limited partnership units, our partnership’s capital structure includes BIPC exchangeable shares and class A.2 exchangeable shares, BIPC Exchangeable LP Units, general partner and Redeemable Partnership Units, as well as Exchange LP Units. We include enterprise value as a measure to assist users in understanding and evaluating the partnership's capital structure.
The following table presents Enterprise Value as of September 30, 2025, and December 31, 2024:

	As of
	September 30, 2025			December 31, 2024
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	136.7	654.8	791.5	792.3
Price(3)	$41.12	$32.89	$—	$—
Market capitalization	5,621	21,536	27,157	26,311
Preferred units and perpetual subordinated notes(4)	—	1,115	1,115	1,211
Net debt(5)	5,723	26,369	32,092	28,842
Enterprise value	$11,344	$49,020	$60,364	$56,364
1.Includes BIPC exchangeable shares, class A.2 exchangeable shares and BIPC Exchangeable LP Units.
2.Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP Units.
3.Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
4.Includes $822 million of preferred units and $293 million of perpetual subordinated notes.
5.Please see “Capital Resources and Liquidity” above for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million and $1 million were incurred during the three and nine-month periods ended, respectively September 30, 2025 (2024: $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $104 million and $303 million, respectively for the three and nine-month periods ended September 30, 2025 (2024: $110 million and $293 million). As of September 30, 2025, $100 million was outstanding as payable to the Service Providers (December 31, 2024: $99 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of September 30, 2025, Brookfield Infrastructure had a loan payable of approximately $32 million to a subsidiary of Brookfield (December 31, 2024: $31 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2025, our net deposit from Brookfield was $nil (December 31, 2024: $180 million) and Brookfield Infrastructure incurred interest expense of $nil for the three and nine-month period ended September 30, 2025 (2024: $nil).
88 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2025, there were no borrowings outstanding (December 31, 2024: $nil).
As at September 30, 2025, Brookfield Infrastructure had approximately $273 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2024: $130 million) and approximately $307 million of net receivables to subsidiaries of Brookfield (December 31, 2024: $140 million of net payables).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three and nine-month periods ended September 30, 2025, revenues of approximately $2 million and $4 million were generated (2024: approximately $4 million and $8 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three and nine-month periods ended September 30, 2025, expenses of $13 million and $49 million, respectively were incurred (2024: $21 million and $86 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at September 30, 2025 (December 31, 2024: $12 million) with a subsidiary of Brookfield.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. On May 24, 2024, the maturity dates of these loans were extended to May 24, 2029, with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026, and SOFR plus 475 basis points per annum thereafter until maturity. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. On September 30, 2025, Brookfield Infrastructure’s subsidiaries repaid $50 million of the outstanding loan. Interest on each loan was $8 million and $25 million for the three and nine-month periods ended September 30, 2025 (2024: $8 million and $25 million).
On June 10, 2024, the partnership terminated its voting agreement over its Peruvian toll road operations, maintaining all control by Brookfield. On deconsolidation, the partnership assessed the fair value of the Peruvian toll road operations and concluded that its recoverable amount was higher than its carrying amount. On deconsolidation, the partnership’s interest in its Peruvian toll road operation has been recognized as a financial asset.
On December 24, 2024, the partnership, BIHC and BIPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX. The exchangeable shares are listed on the TSX and the NYSE under the symbol “BIPC”.
During the third quarter of 2025, our European hyperscale data center platform sold a 90% interest in a portfolio of stabilized data center assets for net proceeds of approximately $1.7 billion ($310 million to the partnership). The buyers of the stabilized data centers were a consortium of investors, the majority of which were arms-length. Affiliates of Brookfield participated in the acquisition, matching the price and terms set by the third parties. As a result of the transaction, Brookfield Infrastructure recognized a gain of approximately $160 million ($25 million to the partnership).

Over the course of 2025, our global intermodal logistics operation sold a 66% interest in a stabilized container portfolio. The transaction price and terms were set by a third party who acquired a 33% interest in the portfolio. In the third quarter, an affiliate of Brookfield acquired the other 33%, matching the same price and terms set by the investor. Brookfield Infrastructure recognized a gain of approximately $115 million ($30 million to the partnership) on the sale completed in the third quarter.
Q3 2025 INTERIM REPORT 89

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2025, letters of credit issued on behalf of our subsidiaries amounted to $11 million (December 31, 2024: $10 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our partnership’s consolidated financial statements, which we consider to be critical, are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, Property, Plant and Equipment in our December 31, 2024, audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2024. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three and nine-months ended September 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at Colonial Enterprises Inc, for which control was acquired on July 31, 2025, and Hotwire Communications, for which control was acquired on September 3, 2025. The financial statements of these entities constitute approximately 15% of total assets, 21% of partnership capital, 2% of revenue, and 2% of net income of the consolidated financial statements of our partnership as of and for the nine-month period ended September 30, 2025.
90 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, anticipated redemptions or other capital management transactions, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the U.S., including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Q3 2025 INTERIM REPORT 91